UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐               No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Signatures

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2007 Annual General Meeting

Proxy Card for 2007 Annual General Meeting

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: May 25, 2007	By:	/s/ Charles Chao
Charles Chao
President and Chief Executive Officer

SINA Corporation

Notice of Annual General Meeting of Shareholders
To Be Held June 29, 2007

On Friday, June 29, 2007, SINA Corporation, a Cayman Islands company (the “Company”), will hold its Annual General Meeting of Shareholders at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The meeting will begin at 10:00 a.m. local time.

Only shareholders registered in the Company’s register of members at the close of business on May 14, 2007 are entitled to vote at this meeting or any adjournment that may take place. At the meeting ordinary resolutions will be proposed as follows:

•	The election of three Class II directors.

•	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year.

•	The approval of the Company’s 2007 Share Incentive Plan.

•	In addition, the Meeting will transact any other business properly brought before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached Proxy Statement.

Our Board of Directors recommends that you vote in favor of all of the proposals outlined in this Proxy Statement.

We cordially invite all shareholders to attend the Annual General Meeting in person. However, a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a member of the Company. Whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your proxy card and then decide to attend the Annual General Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the attached Proxy Statement. This proxy is to be delivered to SINA Corporation, Room 1802, United Plaza, No. 1468, Nanjing West Road, Shanghai 200040, China prior to the meeting.

At the meeting, we will also report on our business results and other matters of interest to shareholders.

By Order of the Board of Directors,

Charles Chao
President, Chief Executive Officer
and Member of the Board of Directors

Shanghai, China
May 25, 2007

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ACCOMPANYING PROXY CARD IN THE ENCLOSED RETURN ENVELOPE. THIS WILL ENSURE THE PRESENCE OF A QUORUM AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY CARD.

SINA Corporation

Room 1802
United Plaza, No. 1468
Nanjing West Road
Shanghai 200040
China

PROXY STATEMENT
for the
2007 Annual General Meeting of Shareholders

June 29, 2007

Our Board of Directors is soliciting proxies for the 2007 Annual General Meeting of Shareholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set May 14, 2007 as the record date for the meeting. Shareholders of record who are registered in the Company’s register of members on that date are entitled to vote at and attend the meeting, with each share entitled to one vote. 54,690,067 ordinary shares were outstanding on the record date.

Voting materials, which include this Proxy Statement, the attached proxy card and the 2006 Annual Report, will be mailed to shareholders on or about May 25, 2007.

In this Proxy Statement:

•	“We,” “us,” “our,” “SINA” and the “Company” refer to SINA Corporation

•	“Annual General Meeting” or “Meeting” means our 2007 Annual General Meeting of Shareholders

•	“Board of Directors” or “Board” means our Board of Directors

•	“SEC” means the Securities and Exchange Commission

We have summarized below important information with respect to the Annual General Meeting.

Time and Place of the Annual General Meeting

The Annual General Meeting is being held on Friday, June 29, 2007 at 10:00 a.m. local time at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong.

All shareholders who owned shares in the capital of the Company as of May 14, 2007, the record date, may attend the Annual General Meeting.

Purpose of the Proxy Statement and Proxy Card

You are receiving a Proxy Statement and proxy card from us because you owned shares of our ordinary shares on May 14, 2007, the record date. This Proxy Statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.

When you sign the proxy card, you may appoint Charles Chao and Herman Yu as your representatives at the Meeting or such other individual that you choose to name. If you name Charles Chao, our President and Chief Executive Officer, and Herman Yu, our Acting Chief Financial Officer, as your representatives at the Meeting, they will vote your shares, as you have instructed them on the proxy card, at the Meeting. This way, your shares will be voted whether or not you attend the Annual General Meeting. Even if you plan to attend the Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Meeting in case your plans change.

Proposals to be Voted on at This Year’s Annual General Meeting

At the meeting, ordinary resolutions will be proposed as follows:

•	The election of three Class II directors.

•	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year.

•	The approval of the Company’s 2007 Share Incentive Plan.

•	In addition, the Meeting will transact any other business properly brought before the Meeting.

The Board of Directors recommends a vote FOR each proposal.

Voting Procedure

You may vote by mail.

To vote by mail, please sign your proxy card and return it in the enclosed, prepaid and addressed envelope prior to the Meeting. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct.

You may vote in person at the Meeting.

We will pass out written ballots to anyone who wants to vote at the Meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the Meeting. Holding shares in “street name” means your shares in the capital of the Company are held in an account by your stockbroker, bank, or other nominee, and the share certificates and record ownership are not in your name. If your shares are held in “street name” and you wish to attend the Annual General Meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the Annual General Meeting.

You may change your mind after you have returned your proxy.

If you change your mind after you return your proxy, you may revoke your proxy up to two hours before the Meeting or later in the discretion of the Chairman of the Meeting. You may do this by:

•	submitting a notice of revocation,

•	signing another proxy with a later date, or

•	voting in person at the Annual General Meeting.

Multiple Proxy Cards

If you received more than one proxy card, it means that you hold shares in more than one account. Please sign and return all proxy cards to ensure that all your shares are voted.

Quorum Requirement

Shares are counted as present at the Meeting if the shareholder either:

•	is present in person at the meeting, or

•	has properly submitted a proxy card.

One-third of our outstanding shares as of the record date must be present at the Meeting (either in person or by proxy) in order to hold the Annual General Meeting and conduct business. This is called a “quorum.”

Consequences of Not Returning Your Proxy; Broker Non-Votes

If your shares are held in your name, you must return your proxy (or attend the Annual General Meeting in person) in order to vote on the proposals. If your shares are held in street name and you do not vote your proxy, your brokerage firm may either:

•	vote your shares on routine matters, or

•	leave your shares unvoted.

Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to “routine” matters (such as the election of directors or the ratification of auditors), but not with respect to non-routine matters (such as a proposal submitted by a shareholder). If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that vote FOR the routine matters, but expressly states that the broker is not voting on non-routine matters. This is called a “broker non-vote.”

Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast.

We encourage you to provide instructions to your brokerage firm by voting your proxy. This ensures that your shares will be voted at the meeting.

Effect of Abstentions

Abstentions are counted as shares that are present for the purposes of determining the presence of a quorum, but are not counted as votes for or against any matter submitted to the shareholders for a vote.

Required Vote

Assuming a quorum is present, the election of each of the three nominees as directors, the ratification of the independent auditors and the approval of the Company’s 2007 Share Incentive Plan will require the affirmative vote of a majority of shares voting either in person or cast by proxy at the Meeting.

Vote Solicitation; Expenses

SINA Corporation is soliciting your proxy to vote your shares at the Annual General Meeting. In addition to this solicitation by mail, our directors, officers, and other employees may contact you by telephone, Internet, in person or otherwise to obtain your proxy. These persons will not receive any additional compensation for assisting in the solicitation. We will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners. We will reimburse these entities and our transfer agent for their reasonable out-of-pocket expenses in forwarding proxy material. In addition, we have made arrangements with Georgeson Inc. 17 State Street, Tenth Floor, New York, NY 10004 to forward solicitation materials to certain record holders of our ordinary shares and certain beneficial owners of our ordinary shares held of record by brokers, banks, or other nominees.

Vote Tabulation

Votes cast by proxy or in person at the Annual General Meeting will be counted by the Inspector of Elections with the assistance of our transfer agent. The Inspector of Elections will also determine whether a quorum is present at the Annual General Meeting.

The shares represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual General Meeting. If the proxy card specifies a choice with respect to any matter to be acted on, the shares will be voted in accordance with that specified choice. Any proxy card which names Charles Chao and Herman Yu as your representatives and is returned but not marked will be voted FOR the election of each of the director nominees, FOR ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditors of the Company, FOR the approval of the 2007 Share Incentive Plan, and as the proxy holders deem desirable for any other matters that may come before the Meeting. Broker non-votes will not be considered as voting with respect to any matter for which the broker does not have voting authority.

Other Business

Because we did not receive notice of any other proposals to be brought before the Meeting by April 1, 2007, we do not know of any business to be considered at the Annual General Meeting other than the proposals described in this Proxy Statement. However, if any other business is properly presented at the Annual General Meeting, your signed proxy card gives authority to your proxy holder to vote on such matters at their discretion.

Proposals for 2008 Annual General Meeting

We anticipate that our 2008 Annual General Meeting will be held in June 2008. To have your proposal included in our proxy statement for the 2008 Annual General Meeting, you must submit your proposal in writing by January 15, 2008 to Charles Chao, President and CEO, SINA Corporation, Room 1802, United Plaza, No. 1468 Nanjing West Road, Shanghai 200040, China.

If you submit a proposal for the 2008 Annual General Meeting after April 1, 2008, management may or may not, at their discretion, present the proposal at the meeting, and the proxies for the 2008 Annual General Meeting of Shareholders will confer discretion on the management proxy holders to vote against your proposal.

Each shareholder’s notice must contain the following information as to each matter the shareholder proposes to bring before the annual meeting: (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Company’s books, and of such beneficial owner and (ii) the number of shares of the Company’s ordinary shares which are owned beneficially and of record by such shareholder and such beneficial owner.

A copy of the full text of the provisions of the Company’s Amended and Restated Articles of Association dealing with shareholder nominations and proposals is available to shareholders from the Secretary of the Company upon written request.

PROPOSAL NO. 1

ELECTION OF CLASS II DIRECTORS

We have nominated three candidates for election to the Board this year. Detailed information on each of the nominees is provided below.

Our Amended and Restated Articles of Association currently authorize a Board of not less than two directors and the classification of the Board into three classes serving staggered terms. At each annual general meeting, the terms of one class of directors will expire. The directors whose terms expire each year will be those who have been in office the longest since their last election. A director whose term is expiring will remain in office until the close of the meeting at which his or her term expires, and will be eligible for re-election at that meeting. Our Amended and Restated Articles of Association also provide that any newly appointed director shall hold office only until the next annual general meeting at which time such director shall be eligible for re-election by the shareholders. The Company currently has ten directors.

The Class II directors whose terms expire at the Annual General Meeting are Hurst Lin, Ter Fung Tsao and Song-Yi Zhang. Assuming that the size of our board remains between 7 and 10 members, the Class III directors whose terms expire at our 2008 Annual General Meeting are Pehong Chen, Lip-Bu Tan and Yichen Zhang, and the Class I directors whose terms expire at our 2009 Annual General Meeting are Charles Chao, Yongji Duan, Yan Wang and Xiaotao Chen.

At the Annual General Meeting, the shareholders will elect a total of three directors, all of whom shall be Class II directors. If elected, the Class II directors will serve until the 2010 Annual General Meeting. In the event any nominee is unable or unwilling to serve as a director at the time of the Annual General Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board or the proxy holders to fill such vacancy, or for the balance of the nominees named without nomination of a substitute, or the size of the Board may be reduced in accordance with our Amended and Restated Articles of Association. The Board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director if elected.

Required Vote

Assuming a quorum is present, the election of each of the three nominees as directors will require the affirmative vote of a majority of shares cast in person or cast by proxy at the meeting. Unless marked otherwise where Charles Chao or Herman Yu is appointed as proxy, proxies received will be voted FOR the election of each of the three nominees named below. In the event that additional persons are nominated for election as directors, where Charles Chao and Herman Yu are appointed as proxy holders, they intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders.

Nominees for the Board of Directors

The name and certain information of each nominee is set forth below:

Name	Age	Position

Hurst Lin	42	Director (Class II Director)
Ter Fung Tsao	61	Director (Class II Director)
Song-Yi Zhang	51	Director (Class II Director)

Hurst Lin has served as a director since January 6, 2006. Mr. Lin co-founded and served as the Vice President of Business Development of Sinanet.com from May 1995 until we acquired it in March 1999. From March 1999 to April 2002, Mr. Lin served as our Vice President of Business Development. Mr. Lin served as our General Manager of U.S. Operations from September 1999 until February 2003 and Executive Vice President of Global Business Development from April 2002 to June 2003. He served as our Chief Operating Officer from June 2003 to July 2004 and from September 2005 to March 2006 and as our Co-Chief Operating Officer from July 2004 to September 2005.

Mr. Lin has been a general partner of Doll Capital Management since April 2006. Mr. Lin holds an M.B.A. from Stanford University and a B.A. in Engineering from Dartmouth College.

Ter Fung Tsao has served as a director since March 1999. Mr. Tsao has served as Chairman of Standard Foods Corporation (formerly known as Standard Foods Taiwan Ltd.), a packaged food company, since 1986. Before joining Standard Foods Taiwan Ltd., Mr. Tsao worked in several positions within The Quaker Oats Company, a packaged food company, in the United States and Taiwan. Mr. Tsao received a B.S. in Civil Engineering from Cheng Kung University in Taiwan, an M.S. in Sanitary Engineering from Colorado State University, and a Ph.D. in Food and Chemical Engineering from Colorado State University.

Song-Yi Zhang has served as a director since April 2004. Mr. Zhang has been an Advisory Director of Morgan Stanley based in Hong Kong since December 2000. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/Infrastructure Group.

Director Nomination

Criteria for Board Membership.  The Company does not have a nominating committee. However, beginning from the date of our 2004 Annual General Meeting of Shareholders, the members of the Board who are “independent” as defined under NASDAQ Marketplace Rule 4200(a)(15) (Yongji Duan, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, Xiaotao Chen, and Song-Yi Zhang) are responsible for selecting candidates for appointment or re-election to the Board. In making such selections, this group of independent members of the Board (the “Selection Body”) considers the appropriate balance of experience, skills and characteristics required of the Board of Directors, and seeks to ensure that at least a majority of the directors are independent under NASDAQ Marketplace Rule 4350(c)(1), and that members of the Company’s audit committee meet the financial literacy, sophistication and independence requirements under NASDAQ Marketplace Rules. Nominees for director will be selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of the Company’s business environment, and willingness to devote adequate time to Board duties. The Selection Body performs similar functions to a nominating committee and operates under a written charter adopted by the Board of Directors, which was attached to the Company’s 2005 Proxy Statement.

Shareholder Nominees.  The Selection Body will consider written proposals from shareholders for nominees for director, provided such proposals meet the requirements described herein and in our Amended and Restated Articles of Association. Any such nominations should be submitted to the Selection Body c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the shareholders making the nomination and the number of shares of the Company’s ordinary shares which are owned beneficially and of record by such shareholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Amended and Restated Articles of Association of the Company and under the caption “Proposals for 2008 Annual General Meeting” above.

Process for Identifying and Evaluating Nominees.  The Selection Body believes the Company is well-served by its current directors. In the ordinary course, absent special circumstances or a material change in the criteria for Board membership, the Selection Body will renominate incumbent directors who continue to be qualified for Board service and are willing to continue as directors. If an incumbent director is not standing for re-election, or if a vacancy on the Board occurs between annual general shareholder meetings, the Selection Body will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the Company and, if the Selection Body deems appropriate, a third-party search firm. The Selection Body will evaluate each candidate’s qualifications and check relevant references; in addition, such candidates will be interviewed by at least one member of the Selection Body. Candidates meriting serious consideration will meet with all members of the Board. Based on this input, the Selection Body will evaluate which of the prospective candidates is qualified to serve as a director and whether it should recommend to the Board that this candidate be appointed to fill a current vacancy on the Board or be presented for the approval of the shareholders, as appropriate.

The Selection Body expects to use a similar process to evaluate nominees recommended by shareholders. However, to date, the Company has not received a shareholder proposal to nominate a director.

Board Nominees for the 2007 Annual Meeting.  Each of the nominees listed in this Proxy Statement are current directors standing for re-election by the shareholders.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL NO. 1.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has approved the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year which ends on December 31, 2007. PricewaterhouseCoopers has served as our independent auditors since May 20, 1999. In the event that ratification of this selection of accountants is not approved by a majority of the ordinary shares voting at the Annual General Meeting in person or by proxy, the Audit Committee will review its future selection of auditors.

A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the Annual General Meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

Required Vote

Assuming a quorum is present, the approval of Proposal No. 2 will require the affirmative vote of a majority of shares cast in person or cast by proxy at the Meeting. Unless marked otherwise where Charles Chao or Herman Yu is appointed as proxy, their proxies received will be voted FOR Proposal No. 2.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 2.

PROPOSAL NO. 3

APPROVAL OF THE 2007 SHARE INCENTIVE PLAN

At the Annual General Meeting, shareholders are being asked to approve the Company’s 2007 Share Incentive Plan (the “New Share Plan”). If adopted, the New Share Plan will replace the Company’s existing 1999 Stock Plan, 1999 Executive Plan and 1999 Directors’ Stock Option Plan. The purpose of the New Share Plan is to promote the long-term success of the Company and the creation of shareholder value by offering participants the opportunity to share in such long-term success by acquiring a proprietary interest in the Company.

General

In light of recent changes in the accounting treatment of various equity incentives, the possibility of future accounting and/or tax changes, and shareholder dilution concerns, the Company believes that it is advantageous for it to have maximum flexibility in the fashioning of future equity compensation. The New Share Plan will give the Company the flexibility to responsibly address these issues by utilizing share options, restricted shares, restricted share units, and share appreciation rights. The New Share Plan was developed in consultation with corporate governance and compensation experts and contains a number of provisions that have been identified as important compensation and corporate governance best practices, including:

•	The New Share Plan will have a 5-year term with a fixed number of shares authorized for issuance. It is not an “evergreen” plan.

•	A total of 5,000,000 ordinary shares will be available under the New Share Plan, which is approximately 9% of the Company’s total outstanding shares.

•	The maximum number of ordinary shares that may be granted subject to awards under the New Share Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year.

•	The maximum number of ordinary shares available for issuance under the New Share Plan will be reduced by 1 share for every 1 share issued pursuant to a share option or share appreciation right and by 1.75 shares for every 1 share issued as restricted shares or pursuant to a restricted share unit. This means that the maximum number of ordinary shares that could be issued as restricted shares and pursuant to restricted share units is 2,857,142 shares (this assumes that all of the shares available under the New Share Plan are issued as restricted shares or pursuant to restricted share units).

•	Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.

•	Repricing of share options and share appreciation rights will be prohibited unless shareholder approval is obtained.

The New Share Plan was approved by the Company’s Board of Directors on May 11, 2007. The New Share Plan will become effective upon its approval by the shareholders at the Annual General Meeting.

All awards are made at the discretion of the New Share Plan administrator. Therefore, the benefits and amounts that will be received or allocated under the New Share Plan are not determinable.

As of May 14, 2007, the fair market value of a share of the Company’s ordinary shares was $36.17.

The following is a summary of the principal features of the New Share Plan. This summary does not purport to be a complete description of all of the provisions of the New Share Plan. It is qualified in its entirety by reference to the full text of the New Share Plan. A copy of the New Share Plan has been furnished to the Securities and Exchange Commission with this proxy statement as Annex A, and any shareholder who wishes to obtain a copy of the New Share Plan may do so by written request to the Secretary at the Company’s headquarters in Shanghai, the People’s Republic of China.

Description of the New Share Plan

Share Reserve

The aggregate number of Company ordinary shares that will be available for issuance under the New Share Plan is 5,000,000 shares; provided that the maximum number of Company ordinary shares that may be granted subject to awards under the New Share Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Shares issued as restricted shares or pursuant to restricted share units under the New Share Plan will count against this aggregate share limit as 1.75 shares for every 1 share issued in connection with the award. For example, if 100 shares are issued pursuant to a restricted share unit granted under the New Share Plan, the number of shares available for issuance under the New Share Plan will be reduced by 175 shares. The maximum aggregate number of shares that will be available for issuance pursuant to restricted shares and restricted share units under the New Share Plan at any time can be determined by dividing the number of shares then available for issuance under the New Share Plan by 1.75 (if all shares under the New Share Plan were issued pursuant to restricted shares or restricted share units, the maximum number of shares that could be issued under the New Share Plan is 2,857,142 shares). Any dividend equivalents awarded will be counted against, and will reduce, the share pool.

If awards under the New Share Plan are forfeited or terminate before vesting or being exercised, then the shares underlying those awards will again become available for awards under the New Share Plan using the same share ratio as was initially used when the awards were issued. Share appreciation rights will be counted in full against the number of shares available for issuance under the New Share Plan, regardless of the number of shares issued upon settlement of the share appreciation rights. Shares surrendered to pay the exercise price for a share option and shares used to satisfy tax withholding obligations will not be made available for awards under the New Share Plan.

In the event of a subdivision of the outstanding shares, a declaration of a dividend payable in shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, a combination or consolidation of the outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, the New Share Plan administrator shall make appropriate adjustments to the number of shares and kind of shares or securities issuable under the New Share Plan and under each outstanding award, the maximum aggregate number of shares that may be granted pursuant to awards during any given fiscal year and the maximum aggregate number of shares that may be granted as incentive share options. Appropriate adjustments will also be made to the exercise price of outstanding options and share appreciation rights.

Administration

The Compensation Committee or a separate committee of one or more directors of the Company appointed by the Board of Directors will administer the New Share Plan with respect to all persons and awards, other than persons who are subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended, if any, which shall be administered by the Compensation Committee. Notwithstanding the foregoing, only the full Board of Directors, and not the Compensation Committee, will administer the New Share Plan with respect to all awards granted to non-employee directors.

Eligibility and Types of Awards Under the New Share Plan

The New Share Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares by the New Share Plan administrator. Share appreciation rights may be awarded in combination with share options or restricted shares, and such awards shall provide that the share appreciation rights will not be exercisable unless the related share options or restricted shares are forfeited. Restricted shares may be awarded in combination with nonstatutory share options, and such awards may provide that the restricted shares will be forfeited in the event that the related nonstatutory share options are exercised.

Employees (including executive officers) and consultants of the Company, and any parent, subsidiary or affiliate of the Company, and non-employee directors of the Company will be eligible to participate in the New

Share Plan. As of May 14, 2007, approximately 1,940 employees (including employee directors and executive officers), and 9 non-employee directors would have been eligible to participate in the New Share Plan, if the plan had been in effect as of that date.

Share Options

The New Share Plan administrator may grant nonstatutory share options or incentive share options (which are entitled to potentially favorable tax treatment in the U.S.) under the New Share Plan. The vesting schedule and the number of shares covered by each share option granted to a participant will be determined by the New Share Plan administrator. The share option exercise price will be established by the New Share Plan administrator and must be at least 100% of the fair market value of a share on the date of grant (110% for incentive share options granted to shareholders who own more than 10% of the total outstanding shares of the Company, its parent or any of its subsidiaries). Repricing of share options is prohibited unless shareholder approval is obtained. Consistent with applicable laws, regulations and rules, payment of the exercise price of share options may be made in cash (including by check, wire transfer or similar means), by cashless exercise, by surrendering or attesting to previously acquired shares, or by any other legal consideration. Unless otherwise provided by the New Share Plan administrator, unvested share options will generally expire upon termination of the participant’s service and vested share options will generally expire 90 days following a termination for any reason other than death, disability, or cause; 6 months following a termination for death or disability; and immediately following a termination for cause. The term of a share option shall not exceed 7 years from the date of grant.

Restricted Shares

The New Share Plan administrator may award restricted shares under the New Share Plan. Participants may be required to pay cash or other legal consideration to the Company at the time of grant of restricted shares, but the New Share Plan does not establish a minimum purchase price for shares awarded as restricted shares. Restricted shares are shares that are subject to forfeiture. The New Share Plan administrator may grant restricted shares with time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. When the restricted share award conditions are satisfied, then the participant will be vested in the shares and will have complete ownership of the shares. Restricted shares will generally vest on the same basis as share options.

Restricted Share Units

The New Share Plan administrator may award restricted share units under the New Share Plan. Participants are not required to pay any consideration to the Company at the time of grant of a restricted share unit. The New Share Plan administrator may grant restricted share units with time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. When the participant satisfies the conditions of the restricted share unit award, the Company may settle the award in shares, cash or any combination of both, as determined by the New Share Plan administrator, in its sole discretion, at the time of grant. Restricted share units will generally vest on the same basis as share options.

Share Appreciation Rights

The New Share Plan administrator may grant share appreciation rights under the New Share Plan. The exercise price of a share appreciation right is established by the New Share Plan Administrator and may not be less than 100% of the fair market value of a share on the date of grant. Repricing of share appreciation rights is prohibited unless shareholder approval is obtained. The New Share Plan Administrator may provide for time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. Share appreciation rights will generally vest on the same basis as share options. Upon exercise of a share appreciation right, the participant will receive payment from the Company in an amount determined by multiplying (a) the difference between (i) the fair market value of a share on the date of exercise and (ii) the exercise price times (b) the number of shares with respect to which the share appreciation right is exercised. Share appreciation rights may be paid in shares, cash or any combination of both, as determined by the New Share Plan administrator, in its sole discretion, at the time of grant. Unless otherwise provided by the New Share Plan administrator, unvested share appreciation rights will generally expire upon termination of the participant’s service and vested share appreciation rights will generally expire 90 days following a termination for any reason other than death, disability, or cause; 6 months following a termination for death or disability; and immediately following a termination for cause. The term of a share appreciation rights shall not exceed 7 years from the date of grant.

Performance Goals

Awards under the New Share Plan may be made subject to performance conditions which shall utilize one or more objective measurable performance goals as determined by the New Share Plan administrator based upon one or more factors, including, but not limited to: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) economic value added; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) write-offs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) regulatory activity; (xxv) manufacturing, production or inventory; (xxvi) mergers and acquisitions or divestitures; and/or (xxvii) financings, each with respect to the Company and/or one or more of its parent, subsidiaries, affiliates or operating units.

Transferability of Awards

Share options, share appreciation rights, unvested restricted shares and restricted share units will not be transferable other than by will or by the laws of descent and distribution, except as otherwise provided in the applicable award agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders). This prohibition on transfer will not prevent a participant from designating a beneficiary to exercise the rights of any award and to receive any property distributable with respect to any award upon the death of the participant.

Acceleration of Awards upon a Merger or Sale of Assets

In the event of a change in control of the Company, all outstanding awards will be subject to the applicable agreement of merger or reorganization which may provide for the assumption, substitution or continuation of outstanding awards, accelerated vesting, or cancellation without consideration, in all cases without participant consent, unless the New Share Plan administrator has determined otherwise at the time of grant of an award. Awards that are not assumed, substituted or continued, will terminate upon the consummation of the change in control.

Amendment and Termination

The Board may amend the New Share Plan at any time and for any reason, provided that any such amendment will be subject to shareholder approval to the extent the amendment is required by applicable laws, regulations or rules. The Board may terminate the New Share Plan at any time and for any reason. The term of the New Share Plan is 5 years from the date of Board approval. The New Share Plan will terminate on May 11, 2012 unless re-adopted or extended by the shareholders prior to or on such date. The termination or amendment of the New Share Plan may not adversely affect any award previously made under the New Share Plan.

U.S. Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the New Share Plan based on federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular participant based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), or other tax laws other than federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all participants to consult their own tax advisor concerning the tax implications of awards granted under the New Share Plan.

A recipient of a share option or share appreciation right will not have taxable income upon the grant of the share option or share appreciation right.

For nonstatutory share options and share appreciation rights, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the shares generally will be a capital gain or loss.

The acquisition of shares upon exercise of an incentive share option will not result in any taxable income to the participant, except, possibly, for purposes of the alternative minimum tax. The gain or loss recognized by the participant on a later sale or other disposition of such shares will either be long-term capital gain or loss or ordinary income, depending upon whether the participant holds the shares for the legally-required period (2-years from the date of grant and 1-year from the date of exercise). If the shares are not held for the legally-required period, the participant will generally recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price.

For awards of restricted shares, unless the participant elects to be taxed at the time of receipt of the restricted shares, the participant will not have taxable income upon the receipt of the award, but upon vesting will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any).

A participant will not have taxable income at the time of grant of an award of restricted share units. When vested restricted share units (and dividend equivalents, if any) are settled and distributed, the participant will recognize ordinary income equal to the fair market value of shares and/or the amount of cash received less the amount paid for such restricted share units (if any).

At the discretion of the New Share Plan administrator, the New Share Plan may allow a participant to satisfy his or her tax withholding requirements under federal and state tax laws in connection with the receipt, vesting and/or exercise of an award by electing to have shares withheld, and/or by delivering to the Company already-owned shares.

If the participant is an employee or former employee, the amount a participant recognizes as ordinary income in connection with any award is subject to withholding taxes (not applicable to incentive share options) and the Company is allowed a tax deduction equal to the amount of ordinary income recognized by the participant. The Company is not currently subject to Code Section 162(m), which contains special rules regarding the U.S. federal income tax deductibility of compensation paid to the Company’s chief executive officer and to each of the Company’s other four most highly compensated executive officers. Under this rule, the annual compensation paid to any of these specified executives will generally be deductible only to the extent that it does not exceed $1,000,000. However, a company can preserve the deductibility of certain compensation in excess of $1,000,000 if such compensation qualifies as “performance-based compensation” by complying with certain conditions imposed by the Code Section 162(m) rules (including the establishment of a maximum number of shares with respect to which awards may be granted to any one employee during one fiscal year) and if the material terms of such compensation are disclosed to and approved by the Company’s shareholders. Since the Company is not currently subject to Code Section 162(m), the New Share Plan has not been structured with the intention that compensation resulting from awards under the New Share Plan may qualify as “performance-based compensation” and, if so qualified, be deductible.

Required Vote

Assuming a quorum is present, the approval of Proposal No. 3 will require the affirmative vote of a majority of shares cast in person or cast by proxy at the Meeting. Unless marked otherwise where Charles Chao or Herman Yu is appointed as proxy, their proxies received will be voted FOR Proposal No. 3.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 3

EXECUTIVE OFFICERS AND DIRECTORS

The following table provides information with respect to our executive officers and directors as of April 30, 2007:

Name	Age	Position

Charles Chao	41	President, Chief Executive Officer and Director (Principal Executive Officer)
Herman Yu	36	Acting Chief Financial Officer (Principal Financial and Accounting Officer)
Tong Chen	40	Executive Vice President & Chief Editor
Hong Du	35	Senior Vice President, Sales and Marketing
Bin Wang	41	Senior Vice President, SINA Mobile
Yongji Duan	60	Chairman of the Board
Yan Wang	34	Vice Chairman of the Board
Pehong Chen	49	Director
Lip-Bu Tan	47	Director
Ter Fung Tsao	61	Director
Yichen Zhang	43	Director
Xiaotao Chen	49	Director
Song-Yi Zhang	51	Director
Hurst Lin	42	Director

Charles Chao has served as a director and Chief Executive Officer since May 8, 2006. Mr. Chao has served as our President since September 2005 and as our Chief Financial Officer from February 2001 to May 2006. Mr. Chao served as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Chao served as our Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as our Vice President, Finance. Prior to joining us, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Mr. Chao is currently a director of Focus Media Holding Limited, an out-of-home media and advertising network company. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

Herman Yu has served as the Company’s Acting Chief Financial Officer since May 8, 2006. Mr. Yu has served as our Vice President and Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems, Inc. a business and mobile software and services company, as the Corporate Marketing Controller from June 2001 to September 2004 and as the Chief Auditor from January 1999 to May 2001. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc., an electronic design automation technologies and engineering services company, and VeriFone, Inc., a point-of-sale system solutions company. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a Bachelor of Arts in Economics from the University of California. He is a member of the American Institute of Certified Public Accountants (AICPA) and Financial Executive Institute (FEI).

Tong Chen has served as the Company’s Executive Vice President and Chief Editor since February 2007. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co. Ltd.), one of our subsidiaries, and he formally joined the Company in March 1998. Mr. Chen served as host of our SRSnet.com Sports Salon from April 1997 to August 1998, Chief Editor of our News Center from September 1998 to June 1999, our Content Director from June 1999 to June 2000, Executive Deputy General Manager of our China Operation from June 2000 to May 2002, our Vice President and Chief Editor from May 2002 to November 2003 and our Senior Vice President and Chief Editor from November 2003 to February 2007. Mr. Chen holds an M.B.A. from China-Europe International Business School, an M.A. in Journalism from Renmin University of China, an M.A. in

Communications from Beijing Institute of Technology and a B.S. in electronic engineering from Beijing University of Technology.

Hong Du has served as the Company’s Senior Vice President, Sales and Marketing since February 2007. Ms. Du joined the Company in November 1999 and served as, a Manager of Business Development from November 1999 to June 2002, our Director of Business Development from June 2002 to April 2004, General Manager of our Management Center for Sales Strategy from January 2005 to March 2005, our General Manager of Sales from April 2005 to August 2005, and our Vice President of Sales from September 2005 to February 2007. In addition, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Inc. from May 2004 to January 2005. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in MIS from San Francisco State University.

Bin Wang has served as the Company’s Senior Vice President, SINA Mobile since February 2007. Mr. Wang founded Crillion Corp., a leading SMS valued-added service provider in China, in May 2001 and served as its Chairman of the Board and General Manager until we acquired it in March 2004. He served as our Deputy General Manager of SINA Mobile from March 2004 to October 2005 and our Vice President and General Manager of SINA Mobile from November 2005 to February 2007. Mr. Wang graduated from Sichuan Police Academy with a B.S. degree.

Yongji Duan has served as a director since August 1997 and is currently serving as our Chairman of the Board. Mr. Duan also served as a director for Rich Sight Investment Limited, one of our subsidiaries, from May 1993 through May 1999. Mr. Duan has served as a Director of Stone Group Corporation, a holding company, since February 1991 and is now the Chairman of Stone Group Corporation. Mr. Duan had also served as President and Chief Executive Officer of Stone Electronic Technology Limited, a diversified electronics and consumer products company, since 1990 until he began to serve as the Chairman of the Company in May 2002. Since September 2001, Mr. Duan has served as a director of Sun Media Group Holdings Limited, a holding company. Mr. Duan holds an M.S. in Aeronautics Materials from Beijing Aeronautic College and a B.S. from Qinghua University.

Yan Wang has served as a director since May 2003 and is currently serving as our Vice Chairman of the Board. Mr. Wang served as our Chief Executive Officer from May 2003 to May 2006. Previously, he served as our President from June 2001 to May 2003, our General Manager of China Operations from September 1999 to May 2001 and as our Executive Deputy General Manager for Production and Business Development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co. Ltd.), one of our subsidiaries. From April 1996 to April 1999, Mr. Wang served as the head of our SRS Internet Group. Mr. Wang holds a B.A. in Law from the University of Paris.

Pehong Chen has served as a director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the Board of Broadvision, Inc., a software applications company, since May 1993. Prior to founding Broadvision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is currently a director of Creative Technology Ltd., a multimedia technology company, Flextronics International Ltd., an electronics manufacturing services company, Integrated Silicon Solution, Inc., a semiconductor company, Cadence Design Systems Inc., an EDA company, Semiconductor Manufacturing International Corp., a foundry in China, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.

Ter Fung Tsao has served as a director since March 1999. Mr. Tsao has served as Chairman of Standard Foods Corporation (formerly known as Standard Foods Taiwan Ltd.), a packaged food company, since 1986. Before joining Standard Foods Taiwan Ltd., Mr. Tsao worked in several positions within The Quaker Oats Company, a packaged food company, in the United States and Taiwan. Mr. Tsao received a B.S. in Civil Engineering from Cheng Kung University in Taiwan, an M.S. in Sanitary Engineering from Colorado State University, and a Ph.D. in Food and Chemical Engineering from Colorado State University.

Yichen Zhang has served as a director since May 2002. Since August 2003, Mr. Zhang has been the Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Mr. Zhang served as the Deputy Chief Executive Officer of CCHL from June 2002 to July 2003, and served as an Executive Director of CITIC Pacific Limited and President of CITIC Pacific Communications Limited from March 2000 to May 2002. From September 1996 to February 2000, he served as Managing Director — Debt Capital Markets for Merrill Lynch (Asia Pacific), Ltd., an investment banking firm. Mr. Zhang holds a B.S. in Computer Science and Engineering from the Massachusetts Institute of Technology.

Xiaotao Chen has served as a director since April 2004. Since January 2006, Mr. Chen has been Chief Executive Officer and Director of China Cable Media Group. Mr. Chen has been the Executive Director of Sun Media Investment Holdings Limited since January 2005 and also served as its Chief Executive Officer since January 2005 to December 2005. Mr. Chen also served as Executive Director of Stone Group Holdings Limited, a Hong-Kong listed company, since May 2001 and its President from May 2001 to December 2004. Prior to joining Stone Group Holdings Limited, he was the Vice President of Stone Group Corporation, a China company, since January 1998.

Song-Yi Zhang has served as a director since April 2004. Mr. Zhang has been an Advisory Director of Morgan Stanley based in Hong Kong since December 2000. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/Infrastructure Group.

Hurst Lin has served as a director since January 6, 2006. Mr. Lin co-founded and served as the Vice President of Business Development of Sinanet.com from May 1995 until we acquired it in March 1999. From March 1999 to April 2002, Mr. Lin served as our Vice President of Business Development. Mr. Lin served as our General Manager of U.S. Operations from September 1999 until February 2003 and Executive Vice President of Global Business Development from April 2002 to June 2003. He served as our Chief Operating Officer from June 2003 to July 2004 and from September 2005 to March 2006 and as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Lin has been a general partner of Doll Capital Management since April 2006. Mr. Lin holds an M.B.A. from Stanford University and a B.A. in Engineering from Dartmouth College.

There are no family relationships among any of the directors or executive officers of SINA Corporation.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During the period from January 1, 2006 through December 31, 2006, the Board met 5 times. Each director attended at least 75% of all Board and applicable committee meetings during this time period. The Board has determined that the following directors, representing a majority of our directors, are “independent” as defined under NASDAQ Marketplace Rule 4200(a)(15): Yongji Duan, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, Xiaotao Chen and Song-Yi Zhang.

The Board has three committees: the Compensation Committee, the Audit Committee and the Share Administration Committee.

The Compensation Committee held 2 meetings in 2006. During 2006, the members of the Compensation Committee are Pehong Chen, Lip-Bu Tan, Yongji Duan and Yan Wang (Mr. Wang began serving as a member of the Compensation Committee after the termination of his employee status in May 2006). The Board of Directors has determined that each member of the Compensation Committee, except for Mr. Wang, is “independent” as defined under NASDAQ Marketplace Rule 4200(a)(15). The functions of the Compensation Committee are to establish and monitor the general compensation policies and compensation plans of the Company as well as the specific compensation levels for executive officers, and to administer the granting of options to executive employees under the Company’s stock option plans.

The Audit Committee held 6 meetings in 2006. During 2006, the members of the Audit Committee are Lip-Bu Tan, Ter Fung Tsao and Song-Yi Zhang. The Board has determined that each member of the Audit Committee is “independent” as required under NASDAQ Marketplace Rule 4350(d)(2)(A) and each of them meets the financial literacy requirement under NASDAQ Marketplace Rule 4350(d)(2)(A). The Board has also determined that Mr. Tan qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission. The functions of the Audit Committee are to appoint, compensate and oversee the independent public accountants, oversee the accounting and financial reporting processes, and the internal and external audits of the Company, to provide to the Board the results of its examinations and recommendations derived therefrom, to outline to the Board improvements made, or to be made, in internal accounting controls, to supervise the finance function of the Company (which will include, among other matters, the Company’s investment activities) to engage and compensate independent counsel and other advisors as it deems necessary to carry out its duties, to grant pre-approvals of audit services and non-audit services, and to provide the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters which require Board attention. The Audit Committee has a written charter, which was amended in November 2004 and was attached to the Company’s 2005 Proxy Statement.

The Share Administration Committee held one meeting in 2006. During 2006, the members of the Share Administration Committee are Charles Chao and Yan Wang. The functions of the Share Administration Committee are to grant stock options to non-executive employees under the Company’s stock plans and make recommendations to the Board regarding such matter.

The Board does not have a nominating committee. However, the Selection Body, consisting of members of the Board who are “independent” as defined under NASDAQ Marketplace Rule 4200(a)(15), is responsible for selecting candidates for appointment or re-election to the Board in accordance with the written charter adopted by the Board of Directors, which was attached to the Company’s 2005 Proxy Statement. The Selection Body did not hold any meeting during 2006.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy

Our executive compensation program is designed to attract and retain qualified executive management critical to the Company’s growth and long-term success, and reward them for superior performance.

We believe that the compensation of our Named Executive Officers (as defined below under the heading “Compensation of Executive Officers”) should reflect their success as individuals and as a management team in attaining key operating objectives, such as growth of revenues and growth of operating earnings, and ultimately, in attaining an increased value for our stock. We believe that the performance of our Named Executive Officers in managing our company, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their total compensation. In allocating total compensation between cash compensation and equity compensation, we focus on creating incentives geared to both short term and long term performance, with the primary goal being to increase shareholder value over the long term. We seek to align our Named Executive Officers’ compensation with the interest of the Company’s shareholders to create value over the long-term through our stock option program. In setting our Named Executive Officers’ cash and equity compensation, we intend to be competitive with other similarly situated companies in our industry.

As part of its annual review of executive compensation, our Compensation Committee takes into account each Named Executive Officer’s total compensation package from prior years, as well as information contained in a market survey commissioned by the Company. The market survey analyzes compensation for directors and executive officers at SINA’s peer companies who are determined by reference to market cap and industry. Typically, our CEO makes compensation recommendations to the Compensation Committee with respect to the executive officers who report to him. Such executive officers are not present at the time of these deliberations. In general, the chairman of the Compensation Committee makes compensation recommendations to the Compensation Committee with respect to our CEO, who is absent from that meeting. The Compensation Committee may accept or adjust such recommendations and also makes the sole determination for executive compensation.

Overview of Compensation and Process

Elements of compensation for our Named Executive Officers include: base salary, incentive cash bonuses, stock option awards, and housing allowance.

Base Salary.  The level of base salary is established primarily on the basis of the individual’s qualifications and relevant experience, the strategic goals for which he or she has responsibility, and the compensation levels at companies which compete with the Company for business and executive talent. We review salaries annually and may adjust them from time to time if needed to reflect individual performance, changes in position or responsibility of the executives or changes in the market conditions and peer company compensation levels. In January 2006, we commissioned a market survey of compensation for directors and executive officers at SINA’s peer companies who are determined by market cap and industry. The market cap peer group consisted of 12 companies with median market capitalization of $1,250,000,000, median sales of $260,000,000 and median net income of $31,500,000, which was roughly equivalent to SINA’s market capitalization, sales and net income. The industry peer group consisted of 10 companies with median market capitalization of $690,000,000, median sales of $67,000,000 and median net income of $21,000,000. Since SINA’s market capitalization, median sales and net income was roughly equivalent to the 75th percentile of the industry peer group, 75th percentile figures were used for this analysis. The market survey concluded that the compensation level at SINA at the time was below market when compared to the market cap peer group and industry peer group except for long-term incentive compensation for our CEO (and as a result, overall compensation of our CEO), which was above market, and overall compensation for our Chief Operating Officer, which was at market. On June 7, 2006, the Compensation Committee approved an increase to the annual base salaries, effective from June 2006, for Charles Chao, our CEO and President, from $260,000 to RMB2,400,000 (equivalent to $301,102.79 assuming an exchange rate of RMB7.9707 for $1), and Herman Yu, our Acting CFO, from $143,253 to RMB1,320,000 (equivalent to $165,606.53 assuming an exchange rate of RMB7.9707 for $1). Company performance does not play a significant role in the determination of base salary. The base salaries paid to our Named Executive Officers for 2006 are shown in the Summary Compensation Table.

Incentive Cash Bonuses.  Our Named Executive Officers are eligible to receive cash bonuses which are paid on the basis of their success in achieving designated individual goals and the Company’s success in achieving specific company-wide goals. Specifically, our Named Executive Officers were eligible to earn a cash bonus based on 2006 Company performance pursuant to the 2006 Management Bonus Plan (the “2006 Bonus Plan”). Under the 2006 Bonus Plan, a total bonus pool of up to 4% of 2006 pro-forma net income before taxes was established upon the satisfaction of certain performance goals as follows:

Management Bonus Plan 2006

	Year-Over-Year	Year-Over-Year	Year-Over-Year	Year-Over-Year
	Growth Rate	Growth Rate	Growth Rate	Growth Rate

Advertising revenue(2)	27%	31%	35%	40%

Bonus rate(1)	0.50%	1.00%	1.50%	2.00%
Pro-forma Net income before tax(3)	(20)%	(10)%	0%	10%

Bonus rate(1)	0.50%	1.00%	1.50%	2.00%
Total Bonus rate(1)	1%	2%	3%	4%

(1)	Bonus calculation based on pro-forma net income before tax

(2)	Based on original operating plan, ad revenues growth for 2006 is 27%

(3)	Based on original operating plan, pro-forma net income for 2006 would be flat from 2005

Under the 2006 Bonus Plan, Charles Chao, our CEO and President, was eligible to receive up to 30% of the total bonus pool, and Herman Yu, our Acting CFO, was eligible to receive up to 6% of the total bonus pool. The total actual payout under the 2006 Bonus Plan was RMB17.9 million. In February 2007, the Compensation Committee gave the final approval for Mr. Chao to receive RMB4,087,040 and Mr. Yu to receive RMB1,077,408 under the 2006 Bonus Plan. The actual payouts under the 2006 Bonus Plan to our Named Executive Officers are shown in the Summary Compensation Table. The Compensation Committee has established the 2007 Management Bonus Plan

(the “2007 Bonus Plan”) that contemplates a total cash bonus pool of up to 4% of 2007 pro-forma net income before taxes based on substantially the same performance goal metrics as the 2006 Bonus Plan.

Cash bonuses may also be awarded to our Named Executive Officers on a discretionary basis at any time, none of which was rewarded in 2006. While the Compensation Committee has granted discretionary bonuses in the past, it is unlikely to do so going forward due to the adoption of the 2007 Bonus Plan and the expectation that it will continue to adopt similar annual performance bonus plans in the future.

Stock Option Awards.  We grant stock options under our stock option plans to our Named Executive Officers to provide them with an incentive to maximize long-term shareholder values. We believe that stock options that give the recipient a significant equity stake in the Company closely aligns his or her interests with those of the Company’s shareholders. Factors considered in granting stock options to Named Executive Officers, including determining the appropriate size of such grants, include the individual’s position in the Company, his or her performance and responsibilities, and comparability considerations with SINA’s market cap peer group and industry peer group. In 2006, comparability was based on the market survey completed in January of 2006, which concluded that the long-term incentive value for our Named Executive Officers at the time was below market when compared to our market cap peer group and industry peer group, except for our CEO position, whose long-term incentive value was above market when compared to SINA’s industry peer group. Each stock option grant allows the Named Executive Officer to acquire Company ordinary shares at a per share price equal to the closing selling price per share of the Company’s ordinary shares on the Nasdaq National Market on the date of grant over a specified period of time (up to 10 years). The stock options typically vest in periodic installments over a four-year period, contingent upon the Named Executive Officer’s continuous service with the Company or certain affiliates of the Company, although very rarely exceptions may be made when deemed necessary or appropriate. There has been only one exception within the last three years, pursuant to which Charles Chao, our CEO and President, received his 2006 award with a three-year vesting schedule detailed below. Accordingly, a stock option will provide a realizable benefit to the Named Executive Officer only if he or she remains in the Company’s service, and then only if the market price of the Company’s ordinary shares appreciates over the stock option term.

We have not adopted any specific policy regarding the amount of stock option grants to be awarded to our Named Executive Officers or the timing of such stock option grants. Stock option grants awarded to our Named Executive Officers and other key employees are typically granted annually in conjunction with the review of the individual performance of each of our employees and a review of a market survey commissioned by the Company.

On June 7, 2006, the Compensation Committee granted stock options to each of the following Named Executive Officers: Charles Chao, our CEO and President, 390,000 shares, Herman Yu, our Acting CFO, 75,000 shares, and Benjamin Tsiang, our Executive Vice President, 60,000 shares, pursuant to the Company’s 1999 Stock Plan, at an exercise price of $24.73 per share, which represents the closing selling price per share of the Company’s ordinary shares on the Nasdaq National Market on June 7, 2006. These options have a term of 6 years, but are subject to earlier termination in connection with termination of continuous service with the Company or certain affiliates of the Company. The stock option granted to Mr. Chao vests over a three-year term with 1/6th of the shares covered by the option vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining term of the option. The stock option granted to each of Mr. Yu and Mr. Tsiang vests over a four-year term with 12.5% of the shares covered by the option vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining term of the option.

The dollar amount recognized as compensation cost for financial statement reporting purposes for year 2006 with respect to stock option awards (determined in accordance with SFAS 123R without regard to estimated forfeitures and thus include amounts from awards prior to 2006) is set forth in the Summary Compensation Table. Information concerning number of options held by each Named Executive Officer as of December 31, 2006 is set forth in the Outstanding Equity Awards at Fiscal Year-End Table.

Housing Allowance and Other Benefits.  Each of our Named Executive Officers receives a modest housing allowance each year. The actual housing allowances provided to our Named Executive Officers are reported in the Summary Compensation Table. We otherwise do not generally differentiate the benefits that we offer our executives from the benefits we offer our other employees. We also do not maintain any executive retirement programs, such as executive pension plans, deferred compensation plans, or other executive retirement benefits.

Change of Control and Severance Agreements.  Certain of our Named Executive Officers receives cash payments and other benefits upon the occurrence of termination of employment or a change of control of the Company when certain conditions are satisfied. These arrangements are reported below under the heading “Potential Payments upon Termination or Change of Control.”

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows the compensation earned by (a) the individuals who served as the Company’s principal executive officer during the fiscal year ended December 31, 2006, (b) the individual who served as the Company’s principal financial officer during the fiscal year ended December 31, 2006, (c) the only other individual who was serving as an executive officer of the Company at the end of the fiscal year ended December 31, 2006, and (d) the individual who would have been one of the three other most highly compensated executive officers at the end of the fiscal year ended December 31, 2006 if he had been serving as an executive officer at such time (collectively the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

							Change in
							Pension Value
						Non-Equity	and Non-
						Incentive	Qualified
					Option	Plan	Deferred	All Other
		Salary		Stock	Awards	Compensation	Compensation	Compensation
		($)	Bonus	Awards	($)	($)	Earnings	($)	Total
Name and Principal Position(1)	Year	(2)	($)	($)	(3)	(4)	($)	(5)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Charles Chao, CEO & President	2006	283,976	—	—	1,314,760	512,758	—	38,846	2,150,340
Yan Wang, CEO	2006	87,500	—	—	692,933	—	—	35,000	815,433
Herman Yu, Acting CFO	2006	156,293	—	—	257,295	135,171	—	34,627	583,386
Hurst Lin, Chief Operating Officer	2006	57,212	—	—	302,697	—	—	27,500	387,409
Benjamin Tsiang, Executive Vice President, Product Development	2006	110,000	—	—	266,066	—	—	24,000	400,066

(1)	Employment. Amounts in the Summary Compensation Table and in the accompanying footnotes reflect the following:

•	Mr. Chao became the CEO of the Company effective May 8, 2006. Prior to that date, Mr. Chao served as the Company’s President and CFO. In connection with his appointment as the Company’s CEO, Mr. Chao resigned as the CFO of the Company, but has remained as the Company’s President.

•	Mr. Wang resigned as an employee and as the CEO of the Company effective May 8, 2006, but he has remained as a director of the Company. The compensation paid to Mr. Wang for his service as a non-employee director since his resignation as the Company’s CEO is included herein.

•	Mr. Yu became the Company’s Acting CFO effective May 8, 2006. The compensation paid to Mr. Yu prior to his appointment as the Company’s Acting CFO is included herein.

•	Mr. Lin resigned as an employee and as the Chief Operating Officer of the Company effective March 31, 2006, but he has remained as a director of the Company. The compensation paid to Mr. Lin for his service as a non-employee director since his resignation as the Company’s Chief Operating Officer is included herein.

•	Mr. Tsiang resigned as an employee and as the Company’s Executive Vice President effective February 1, 2007.

(2)	Salary.

•	Mr. Chao received $108,333 for his service from January to May 2006 based on an annual base salary of $260,000 and $175,643 for his service from June to December 2006 based on an annual base salary of RMB2,400,000 (equivalent to $301,102.79 assuming an exchange rate of RMB7.9707 for $1).

•	Mr. Yu received $59,689 for his service from January to May 2006 based on an annual base salary of $143,253 and $96,604 for his service from June to December 2006 based on an annual base salary of RMB1,320,000 (equivalent to $163,606.53 assuming an exchange rate of RMB7.9707 for $1).

•	The amount listed for Mr. Lin includes $13,462 paid for his accrued vacation time upon his termination.

(3)	Option Awards.

•	The amounts in this column reflect the expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123R without regard to estimated forfeitures and thus include amounts from awards prior to 2006. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options, refer to note 13 of our 2006 Annual Report on Form 10-K filed on March 1, 2007.

•	The amount listed for Mr. Wang includes the expense recognized from the awards made prior to the termination of his employee status. These awards have remained outstanding due to his continuous service to the Company as a non-employee director.

•	The amount listed for Mr. Lin includes the expense recognized from the awards made prior to the termination of his employee status. These awards have remained outstanding due to his continuous service to the Company as a non-employee director.

(4)	Non-Equity Incentive Plan Compensation. The amounts in this column reflect the bonuses provided to our named executive officers pursuant to our 2006 Management Bonus Plan. The bonuses were paid in February 2007 in RMB and converted to U.S. dollars based for purpose of this disclosure on an average exchange rate of RMB7.9707 for $1.

(5)	All Other Compensation.

•	Mr. Chao received $12,500 as the housing allowance for the period from January to May 2006 and $26,346 (this amount was paid in RMB and converted to U.S. dollars for purpose of this disclosure based on an average exchange rate of RMB7.9707 for $1) as the housing allowance for the period from June to December 2006.

•	Mr. Wang received $15,000 as the housing allowance prior to the termination of his employee status. Mr. Wang also received a $20,000 fee for his service as a non-employee director after the termination of his employee status.

•	Mr. Yu received this amount as the housing allowance in 2006. This amount was paid in RMB and converted to U.S. dollars for purpose of this disclosure based on an average exchange rate of RMB7.9707 for $1.

•	Mr. Lin received $7,500 as the housing allowance prior to the termination of his employee status and received a $20,000 fee for his service as a non-employee director after the termination of his employee status.

•	Mr. Tsiang received this amount as the housing allowance in 2006.

Grant of Plan-Based Awards In Last Fiscal Year

The following table sets forth certain information for the twelve-month period ended December 31, 2006 with respect to grants of stock options to each of the Named Executive Officers.

Grant of Plan-Based Awards
								All	All
								Other	Other
								Stock	Option
								Awards:	Awards:		Grant
								Number	Number	Exercise	Date Fair
		Estimated Future Payouts Under			Estimated Future Payouts Under			of	of	or Base	Value of
		Non-Equity Incentive Plan			Equity Incentive Plan			Shares	Securities	Price of	Stock and
		Awards			Awards			of Stock	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	(1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)

Charles Chao	6/7/2006	—	—	—	—	—	—	—	390,000	24.73	5,378,412
Yan Wang		—	—	—	—	—	—	—
Herman Yu	6/7/2006	—	—	—	—	—	—	—	75,000	24.73	1,054,500
Hurst Lin		—	—	—	—	—	—	—
Benjamin Tsiang	6/7/2006	—	—	—	—	—	—	—	60,000	24.73	843,600

(1)	The amounts in this column represent the grant date fair value of each stock option granted during 2006 as determined in accordance with SFAS 123R using the Black-Scholes pricing model. The option awarded to Mr. Chao had a grant date present value of $13.7908 per option share and the options awarded to Mr. Yu and Mr. Tsiang had a grant date present value of $14.06 per option share. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options, refer to note 13 of our 2006 Annual Report on Form 10-K filed on March 1, 2007.

Except for the options granted under our 1999 Directors’ Stock Option Plan to our Named Executive Officers who became non-employee Directors during 2006, all options granted by us during 2006 were granted under our 1999 Stock Plan. Options granted during 2006 were granted at an exercise price equal to the fair market value of our ordinary shares on the date of grant of the options.

These options have a term of 6 years, but are subject to earlier termination in connection with termination of continuous service to the Company. Optionees may pay the exercise price by cash, check, or delivery of already-owned ordinary shares in the capital of the Company. Except for the option granted to Charles Chao, options granted to the Named Executive Officers vest over a four-year vesting period with 12.5% of the shares covered by the options vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the options. The option granted to Charles Chao vests over a three-year vesting period with 1/6th of the shares covered by the option vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the option. For a discussion of treatment of certain options in the event of a change of control transaction, see the discussion under “Terms of Potential Payments — Change of Control” below.

We have entered into an Employment Agreement with Charles Chao dated July 31, 2006. This agreement has a term of three years and it may be extended for an additional one-year period after the end of the original term.

Under the Employment Agreement, (i) Mr. Chao is entitled to a monthly salary of RMB200,000, which is equivalent to RMB2,400,000 on an annualized basis; and (ii) in the discretion of the Board, or its Compensation Committee, in good faith, Mr. Chao may be eligible for incentive bonuses based upon the extent to which Mr. Chao’s individual performance objectives, the Company’s profitability objectives and other financial and non-financial objectives are achieved during the applicable bonus period. Mr. Chao is also eligible to participate in any stock option or other incentive programs available to officers or employees of the Company, as well as the Company’s employee benefit plans of general application.

Outstanding Equity Awards At Fiscal Year-End

The following table provides information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each Named Executive Officer outstanding as of the end of the fiscal year ended December 31, 2006 on an award-by-award basis.

	Outstanding Equity Awards at Fiscal Year-End

	Option awards					Stock awards
			Equity						Equity
			Incentive					Equity	Incentive
			Plan					Incentive Plan	Plan Awards:
			Awards:					Awards:	Market or
			Number of					Number of	Payout Value
	Number of	Number of	Securities			Number of	Market Value	Unearned	of Unearned
	Securities	Securities	Underlying			Shares or Units	of Shares or	Shares, Units or	Shares, Units
	Underlying	Underlying	Unexercised	Option		of Stock That	Units of Stock	Other Rights	or Other
	Unexercised	Unexercised	Unearned	Exercise	Option	Have Not	That Have Not	That Have Not	Rights That
	Options (#)	Options (#)	Options	Price	Expiration	Vested	Vested	Vested	Have Not
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Charles Chao	235	—	—	6.5	10/30/2010	—	—	—	—
	8,483	—		3.125	1/8/2011
	12,500	—		1.35	8/29/2011
	78,750	—		1.88	8/14/2012
	32,948	—		1.5	3/29/2011
	52,084	12,500		17.5	6/16/2013
	65,000	325,000		24.73	6/7/2012
	30,208	19,792		24.23	7/27/2014
Yan Wang	2,917	—	—	3.125	1/8/2011	—	—	—	—
	120,833	79,167		24.23	7/27/2014
	20,990	—		7.33	10/5/2009
	12,593	—		7.33	10/5/2009
Herman Yu	19,687	15,313	—	20.86	9/7/2014	—	—	—	—
	9,375	65,625		24.73	6/7/2012
Hurst Lin	20,433	—	—	1.88	8/14/2012	—	—	—	—
	30,208	19,792		24.23	7/27/2014
	27,500	12,500		17.5	6/16/2013
Benjamin Tsiang	3,333	4,167	—	15.47	5/29/2013	—	—	—	—
	7,500	52,500		24.73	6/7/2012
	11,875	11,875		24.23	7/27/2014

Option Exercises And Stock Vested

The following table provides certain information concerning each exercise of stock options, stock appreciation rights and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments, for the twelve-month period ended December 31, 2006 for each Named Executive Officer on an aggregated basis.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
	Acquired on Exercise	Exercise	Acquired on Vesting	Vesting
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)

Charles Chao	—	—	—	—
Yan Wang	130,000	3,525,932	—	—
Herman Yu	—	—	—	—
Hurst Lin	133,734	2,422,664	—	—
Benjamin Tsiang	31,250	596,361	—	—

Potential Payments upon Termination or Change of Control

Terms of Potential Payments — Termination

In the event that Mr. Charles Chao’s employment is terminated without cause or if a constructive termination occurs (either event, an “Involuntary Termination”), Mr. Chao shall be entitled to receive payment of severance benefits equal to his regular monthly salary for (i) 18 months if the remaining term of the Employment Agreement (the “Remaining Term”) is more than or equal to 18 months, (ii) the Remaining Term if the Remaining Term is less than 18 months but more than 12 months, or (iii) 12 months if the Remaining Term is equal to or less than 12 months (the “Severance Period”), provided that Mr. Chao executes a release agreement at the time of such termination. An amount equal to 6 months of such severance benefits shall be paid on the 6-month anniversary of the termination date, and the remaining severance benefits shall be paid ratably over the remaining Severance Period in accordance with the Company’s standard payroll schedule. Additionally, upon an Involuntary Termination, Mr. Chao will be entitled to receive any bonus earned as of the date of such termination, which amount shall be paid on the 6-month anniversary of Mr. Chao’s termination date. The Company will also reimburse Mr. Chao over the Severance Period for health insurance benefits with the same coverage provided to Mr. Chao prior to his termination, provided that reimbursement for the first 6 months of the Severance Period shall be paid on the 6-month anniversary of Mr. Chao’s termination date and reimbursement for any remaining health insurance benefits shall be paid on the first day of each month during which Mr. Chao receives such health insurance benefits. Any unvested stock options or shares of restricted stock held by Mr. Chao as of the date of his Involuntary Termination will vest as to that number of shares that Mr. Chao would have vested during the Severance Period if he had continued employment with the Company through such period, and Mr. Chao shall be entitled to exercise any such stock options through the date that is the later of (x) the 15th day of the third month following the date the stock options would otherwise expire, or (y) the end of the calendar year in which the stock options would otherwise expire. Mr. Chao is not eligible for any severance benefits if his employment is terminated voluntarily or if he is terminated for cause.

In the event that Mr. Chao voluntarily elects to terminate his employment, Mr. Chao will receive payment(s) for all salary and unpaid vacation accrued as of the date of his termination of employment and his benefits will be continued in accordance with our then-existing benefits plans and policies in effect on the date of termination and in accordance with applicable law. In the event that Mr. Chao’s employment is terminated for cause, then he shall not be entitled to receive payment of any severance benefits, but he will receive payment(s) for all salary and unpaid vacation accrued as of the date of such termination and his benefits will be continued in accordance with our then-existing benefits plans and policies in effect on the date of termination and in accordance with applicable law.

In the event that Mr. Chao’s employment with the Company terminates as a result of his death or disability, Mr. Chao’s estate or representative will receive the amount of Mr. Chao’s target bonus for the fiscal year in which the death or disability occurs to the extent that the bonus has been earned as of the date of such death or disability, as determined by the Board of Directors or the Compensation Committee based on the specific corporate and individual performance targets established for such fiscal year. In addition, the change of control agreement between the Company and Mr. Chao, as further described below under “Terms of Potential Payments — Change of Control,” provides that if the termination is by reason of death or disability, Mr. Chao will be entitled to continued payment of his full base salary at the rate then in effect on the date of termination for a period of one year from the date of termination.

During the term of the Employment Agreement and the Severance Period, if any, Mr. Chao has agreed to certain covenants relating to non-competition and non-solicitation of business. Additionally, during the term of the Employment Agreement and for 12 months thereafter, Mr. Chao has agreed to the non-solicitation of any employees of the Company.

Under the terms of the Employment Agreement described above, if Mr. Chao had terminated his employment on December 31, 2006, under circumstances where such termination is an Involuntary Termination, it is estimated that he would have received payments of severance benefits in the amount of RMB3,600,000, which is equal to his regular monthly salary for 18 months. Mr. Chao would additionally receive an incentive bonus at approximately RMB4,087,040 if so determined by the Board of Directors or the Compensation Committee pursuant to the Company’s 2006 Management Bonus Plan. Mr. Chao would also be reimbursed for health insurance benefits valued at approximately $14,665. Apart from the above, Mr. Chao would additionally receive benefits valued at approximately $2,841,960, which reflects the expense that would have been recognized for financial statement reporting purposes in accordance with SFAS 123R without regard to estimated forfeitures from the continuous vesting of stock options as to the number of shares that would have vested during 18 months following December 31, 2006 (see note 13 of our 2006 Annual Report on Form 10-K filed on March 1, 2007 for or a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options).

If Mr. Chao had terminated his employment on December 31, 2006, under circumstances where such termination is voluntary, for cause or by reason of death or disability, he would have received all salary and unpaid vacation accrued in the amount of $14,615. Mr. Chao would additionally receive the target bonus at approximately RMB4,087,040 and an annual base salary of RMB2,400,000 in the event that his employment had been terminated by reason of death or disability.

Terms of Potential Payments — Change of Control

On February 1, 2001, the Company entered into a change of control agreement with Charles Chao. Under this change of control agreement, in general, a change of control shall be deemed to occur if (i) any person or entity acquires more than fifty percent or more of the combined voting power of the Company’s outstanding securities, (ii) during any period of two consecutive years there is an unwelcome change in a majority of the members of our board of directors, (iii) we merge or consolidate with another organization (other than a merger where our shareholders continue to own more than fifty percent of the combined voting power and with the power to elect at least a majority of the board of directors), (iv) our shareholders approve a complete liquidation or an agreement for the sale or disposition of all or substantially all of the Company’s assets, (v) there occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

The change of control agreement provides for certain severance benefits in the event of a change of control as well as in the event of an involuntary termination after a change of control. Upon a change of control in which the successor corporation does not assume outstanding options, all such options shall become fully vested and exercisable. In addition, if Mr. Chao’s employment with the Company terminates without cause or if he resigns for good reason (as such terms are defined in the change of control agreements) within 24 months following a change of control, Mr. Chao will receive a pro-rata amount of the full value of any targeted annual bonus for the year in which he terminates, 100% of his annual base salary and 100% of his targeted annual bonus for the year in which he terminates, reimbursement in full of the applicable insurance premiums for him and his eligible dependents for first eighteen months that he and his dependents are eligible for health insurance coverage if a continuance of health insurance benefits is elected, continued D&O insurance coverage for six years after his termination, and an acceleration of all stock awards that are unvested as of his termination date. The change of control agreement also provide for a payment of an amount equal to the full value of the excise tax imposed by Section 4999 of the Internal Revenue Code should the Executive be subject to the excise tax on golden parachute payments under the Internal Revenue Code.

The table below summarizes the additional payments we would be obligated to make in a Change of Control where the Executive’s employment terminated on December 31, 2006.

Lump Sum
Payment of
	Pro-Rata Target	Base Salary and	Health Insurance			Excise Tax
	Bonus	Bonus	Reimbursement	Value of		Gross-Up
Name	($)	($)	($)	Accelerated Options		($)

Charles Chao	RMB4,087,040	RMB2,400,000	$14,665	$1,518,720	(1)	$0

(1)	This amount was calculated by multiplying the number of unvested option held by Mr. Chao by the difference between the closing market price of our ordinary shares on December 29, 2006, which was $28.70, and the exercise price of the option.

DIRECTOR COMPENSATION

Our Amended and Restated Articles of Association provide that our directors may be compensated at the discretion of the Board of Directors. Our non-employee directors are eligible to participate in our 1999 Directors’ Stock Option Plan (the “1999 Directors’ Plan”). The 1999 Directors’ Plan provides for the grant to non-employee directors of (1) a nonstatutory share option to purchase 37,500 ordinary shares on the date on which a non-employee becomes a member of our Board of Directors, and (2) an additional nonstatutory share option to purchase 15,000 shares on the date of the annual general meeting for each Board member who has served on the Board of Directors for at least six months prior to such date. The 1999 Directors’ Plan was amended, effective as of June 23, 2006, to provide for, in lieu of the grants described above, the grant to non-employee directors of (1) a nonstatutory share option to purchase 30,000 ordinary shares on the date on which a non-employee becomes a member of our Board of Directors, and (2) an additional nonstatutory share option to purchase 12,000 shares on the date of the annual general meeting for each Board member who has served on the Board of Directors for at least six months prior to such date. In addition, effective as of June 23, 2006, each non-employee director shall receive an annual cash retainer of $20,000, the Chair of the Audit Committee shall receive an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee shall receive an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any compensation in addition to their employment compensation for serving on the Company’s Board of Directors. If the proposed 2007 Share Incentive Plan is approved by the shareholders at the Annual General Meeting, the 1999 Directors’ Plan will automatically be terminated at the Annual General Meeting.

The following table provides certain information concerning the compensation of directors for the twelve-month period ended December 31, 2006.

Director Compensation
					Change in Pension
	Fees				Value and
	Earned or		Option		Nonqualified
	Paid in	Stock	Awards		Deferred	All Other
	Cash	Awards	($)	Non-Equity Incentive	Compensation	Compensation	Total
Name	($)	($)	(2)	Plan Compensation ($)	Earnings	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Yongji Duan	20,000		177,432	—	—	—	197,432
Pehong Chen	20,000		177,432	—	—	—	197,432
Lip-Bu Tan	23,000		177,432	—	—	—	200,432
Ter Fung Tsao	20,000		177,432	—	—	—	197,432
Yichen Zhang	20,000		177,432	—	—	—	197,432
Xiaotao Chen	20,000		177,432	—	—	—	197,432
Song-Yi Zhang	25,000		177,432	—	—	—	202,432
Daniel Chiang(1)	—		—	—	—	—	—

(1)	Mr. Chiang ceased serving on our Board of Directors as of March 7, 2006.

(2)	Option Awards.

•	The amounts in this column reflect the expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123R without regard to estimated forfeitures. Under SFAS 123R, the grant date fair value of each option award is calculated on the date of grant using the Black-Scholes pricing model. Messrs. Duan, Chen, Tan, Tsao, Zhang, Chen and Zhang were each granted an option to purchase 12,000 ordinary shares on June 23, 2006. Each such option award had an aggregate grant date fair value of $177,432. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options, refer to note 13 of our 2006 Annual Report on Form 10-K filed on March 1, 2007.

•	The aggregate number of option awards held by each non-employee director and outstanding at the end of the fiscal year ended December 31, 2006 are: Mr. Duan (42,000), Mr. Chen (57,000), Mr. Tan (124,500), Mr. Tsao (94,500), Mr. Zhang (57,000), Mr. Chen (27,000) and Mr. Zhang (64,500).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

During the twelve-month period ended December 31, 2006, the Compensation Committee of our Board of Directors consisted of Mr. Pehong Chen, Mr. Lip-Bu Tan, Mr. Yongji Duan and Mr. Yan Wang. The members of the Compensation Committee are non-employee directors (Mr. Wang began serving as a member of the Compensation Committee after the termination of his employee status) and, except for Mr. Wang, are independent directors.

The Compensation Discussion & Analysis describes the compensation policies applicable to the Company’s executive officers during the twelve-month period ended December 31, 2006. The Compensation Committee is responsible for establishing and monitoring the general compensation policies and compensation plans of the Company, as well as the specific compensation levels for executive officers. It also administers the granting of options to executive employees under the Company’s stock option plans. In light of the foregoing, the Compensation Committee reviewed and discussed the Compensation Discussion and Analysis, with management. Based on the review and these discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Amendment No. 1 to our 2006 Annual Report on Form 10-K.

Compensation Committee:

Pehong Chen
Lip-Bu Tan
Yongji Duan
Yan Wang

ORDINARY SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information that has been provided to the Company with respect to the beneficial ownership of our ordinary shares as of April 20, 2007 by:

•	each shareholder known to us to own beneficially more than 5% of the ordinary shares;

•	each director;

•	each of our executive officers listed in the Summary Compensation Table; and

•	all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 54,668,454 ordinary shares outstanding as of April 20, 2007 together with options that are exercisable within 60 days of April 20, 2007 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

		Percent of Ordinary
	Amount and Nature of	Shares Outstanding
Name and Address of Beneficial Owners	Beneficial Ownership (#)	(%)(1)

Stephen F. Mandel, Jr.(2)	3,779,626	6.9
Two Greenwich Plaza
Greenwich, CT 06830
Bridger Management, LLC (Roberto Mignone as its managing member)(3)	3,500,000	6.4
101 Park Avenue, 48th Floor
New York, NY 10178

		Percent of Ordinary
	Amount and Nature of	Shares Outstanding
Name and Address of Beneficial Owners	Beneficial Ownership (#)	(%)(1)

FMR Corp.(4)	3,148,289	5.8
82 Devonshire Street
Boston, MA 02109
Gilder, Gagnon, Howe & Co. LLC(5)	2,936,070	5.4
1775 Broadway, 26th Floor
New York, NY 10019
Yongji Duan and his affiliated entities(6)	2,544,274	4.7
c/o Stone Electronic Technology Limited
27/F, K. Wah Centre
191 Java Road, North Point
Hong Kong
Lip-Bu Tan(7)	127,500	*
c/o Walden International
One California Street, 28th Floor
San Francisco, CA 94111
Ter Fung Tsao(8)	134,500	*
c/o Helen Hsiao,
8F, Suite 801
136, Jean-Ai Road, SEC. 3
Taipei, Taiwan
Hurst Lin(9)	277,255	*
Pehong Chen(10)	48,882	*
333 Distel Circle
Los Altos, CA 94022
Charles Chao(11)	363,319	*
Yan Wang(12)	178,166	*
Yichen Zhang(13)	64,500	*
CITIC 26/F CITIC Tower
1 Tim Mei Avenue,
Central Hong Kong
Benjamin Tsiang(14)	140,635	*
Xiaotao Chen(15)	27,000	*
c/o Stone Electronic Technology Limited
27/F, K. Wah Centre
191 Java Road, North Point
Hong Kong
Song-Yi Zhang(16)	64,500	*
c/o Morgan Stanley
27/F, Three Exchange Square,
Central Hong Kong
Herman Yu(17)	42,812	*
All current directors and executive officers as a group (14 persons)(18)	3,938,468	7.1

*	Less than one percent of the outstanding ordinary shares.

(1)	For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after April 20, 2007. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person. Beneficial ownership calculations for 5% shareholders are based solely on publicly-filed Schedule 13D’s or 13G’s, which 5% shareholders are required to file with the SEC, and which generally set forth ownership interests as of December 31, 2006.

(2)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the Securities and Exchange Commission on February 20, 2007.

(3)	Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filing made with the Securities and Exchange Commission on February 21, 2007.

(4)	Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filing made with the Securities and Exchange Commission on February 14, 2007.

(5)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the Securities and Exchange Commission on March 12, 2007.

(6)	Includes 2,502,274 shares held by Sun Stone Media Group Limited (“SSMG”) for whom Mr. Duan serves as a director. Mr. Duan disclaims beneficial ownership of the shares in which he has no pecuniary interest. Also includes 42,000 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007. The address for SSMG is 11F/A 1110, Hanwei Plaza, No. 7, Guanghua Road, Beijing, People’s Republic of China.

(7)	Includes 3,000 shares held by a trust for which Mr. Tan and his wife serve as trustees and 124,500 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(8)	Includes 94,500 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(9)	Includes 40,849 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(10)	Includes 6,882 shares held by a trust controlled by Mr. Chen and 42,000 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(11)	Includes 362,916 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(12)	Consists of 178,166 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(13)	Includes 57,000 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(14)	Includes 30,833 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(15)	Includes 27,000 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(16)	Includes 64,500 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(17)	Includes 42,812 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

(18)	Includes 1,142,003 shares issuable upon exercise of options exercisable within 60 days of April 20, 2007.

Except as otherwise indicated, the address of each person listed in the table is SINA Corporation, Room 1802, United Plaza, No. 1468 Nanjing West Road, Shanghai 200040, China, Attention: Corporate Secretary. The persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information for our equity compensation plans as of December 31, 2006:

Number of
Securities
Remaining Available
		Weighted Average	for Future Issuance
	Number of Securities to	Exercise Price of	Under Equity
	be Issued Upon Exercise	Outstanding	Compensation Plans
	of Outstanding Options,	Options, Warrants	(Excluding Securities
	Warrants and Rights	and Rights	Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	4,092,200	$20.95	1,302,632
Equity compensation plans not approved by security holders	—	N/A	—

Total	4,092,200	$20.95	1,302,632

AUDIT COMMITTEE REPORT

During the fiscal year ended December 31, 2006, the audit committee of the Company’s board of directors (the “Audit Committee”) consisted of three non-employee directors, Lip-Bu Tan, Ter Fung Tsao and Song-Yi Zhang. The Board has determined that all members of the Audit Committee are independent under NASDAQ Marketplace Rule 4350(d)(2)(A) and each of them is able to read and understand fundamental financial statements. The Board has also determined that Mr. Tan qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission and has designated Mr. Tan as the audit committee financial expert for the Company. The Audit Committee operates under a written charter adopted by the board of directors, which was amended in November 2004 and was attached to the Company’s 2005 Proxy Statement.

The Audit Committee selects, subject to shareholder ratification, the accounting firm to be engaged as the Company’s independent auditors, currently PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

The independent auditors are responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with generally accepted auditing standards and the Company management’s assessment of and the effectiveness of internal control over financial reporting and to issue a report thereon. Management is responsible for our internal controls and the financial reporting process. The audit committee is responsible for monitoring and overseeing these processes.

The Audit Committee held 6 meetings during the fiscal year that ended December 31, 2006. The meetings were designed to facilitate and encourage communication between the Audit Committee, management, the internal auditors and our independent public accountants, PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal year 2006 with management and the independent accountants.

The Audit Committee discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent accountants, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. Additionally, the Audit Committee has discussed with PricewaterhouseCoopers Zhong Tian CPAs Limited Company the issue of its independence from SINA Corporation and considered whether the non-audit services provided by the independent auditors are compatible with maintaining its independence.

Based on its discussion with management and the independent auditors, and its review of the audited consolidated financial statements, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Report on Form 10-K for the fiscal year ended December 31, 2006.

Submitted by the Audit Committee of the Company’s Board of Directors:

Lip-Bu Tan
Ter Fung Tsao
Song-Yi Zhang

COMMUNICATIONS WITH DIRECTORS

Shareholders who wish to communicate with our Directors to report complaints or concerns related to accounting, internal accounting controls or auditing may do so using the Procedures for the Reporting of Questionable Accounting or Financial Matters, which was attached to the Company’s 2006 Proxy Statement (the “Procedures”). The Procedures allow submitting the complaint or concern to the Company’s general counsel or directly to the Audit Committee, with a more detailed description of the procedures provided therein. The Company has also established an Anti-Fraud & Whistleblower (“AFW”) Committee which administers the foregoing matters and reports to the Audit Committee. The AFW Committee operates under a written charter adopted by the Audit Committee, which was attached to the Company’s 2005 Proxy Statement. You may submit your complaint or concern either online or telephonically to the AFW Committee through the phone number or email provided on our website at www.corp.sina.com. Any stockholder wishing to communicate with any of our Directors regarding the Company may write to the Directors, c/o Secretary, SINA Corporation, Room 1802, United Plaza No. 1468, Nanjing West Road, Shanghai, 200040, China.

The Company has a policy of encouraging all directors to attend the annual shareholder meetings. Two of our directors attended the 2006 Annual General Meeting of Shareholders.

CODE OF ETHICS

The Company has adopted a Code of Ethics which applies to the Company’s directors, officers and employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics is posted on our corporate website at www.corp.sina.com. If any substantive amendments are made to the Code of Ethics or the Board of Directors grants any waiver, including any implicit waiver, from a provision of the code to any of the directors or officers of the Company, the Company will disclose the nature of such amendment or waiver on our corporate website or in a report on Form 6-K.

FEES BILLED FOR SERVICES RENDERED BY INDEPENDENT AUDITORS

For the fiscal year ending December 31, 2006, as well as our fiscal year ended December 31, 2005, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”), our independent auditor and principal accountant, billed the fees set forth below. The Audit Committee of the Board of Directors has considered whether the non-audit services provided by PwC are compatible with maintaining its independence, and affirmatively approved the provision of such non-audit services by PwC.

	Fiscal Year		Fiscal Year
	Ending		Ending
	December 31,		December 31,
	2006		2005
	($)		($)

Audit Fees	1,387,080		995,128
Audit-Related Fees	—		—
Tax Fees(1)	30,425		29,200
All Other Fees	5,500	(2)(3)	11,500	(2)(4)

(1)	Tax fees consist of fees billed for professional services related to tax advice and assistance with tax reporting.

(2)	Includes $1,500 subscription fee for accounting rules and materials.

(3)	Includes $4,000 training fee for FIN 48 “Accounting for Uncertainty in Income Taxes”.

(4)	Includes $10,000 training fee for PRC GAAP rules.

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services by PwC. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to an initial estimated budget. PwC and management are required to periodically report to the Audit Committee regarding the extent of services provided by PwC in accordance with this pre-approval, and the fees performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of the Company’s ordinary shares (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and changes in ownership of the Company’s ordinary shares. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company’s knowledge, based solely on its review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, the Company believes that during the year that ended December 31, 2006 all Reporting Persons complied with all applicable filing requirements.

Other Matters

The Board of Directors knows of no other business that will be presented to the Annual General Meeting. If any other business is properly brought before the Annual General Meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.

Shareholders Sharing the Same Address

In accordance with notices previously sent to many shareholders who hold their shares through a bank, broker or other holder of record (a “street-name shareholder”) and share a single address, only one proxy statement is being delivered to that address unless contrary instructions from any shareholder at that address were received. This practice, known as “householding,” is intended to reduce the Company’s printing and postage costs. However, any such street-name shareholder residing at the same address who wishes to receive a separate copy of this Proxy Statement may request a copy by contacting the bank, broker or other holder of record, or the Company by telephone at: +86-21-62895678 extension 6089 or by mail to SINA Corporation, Room 1802, United Plaza, No. 1468, Nanjing West Road, Shanghai 200040, China. If shareholders sharing a single address are receiving multiple copies of our annual reports or proxy statements and would like to receive only a single copy of our annual report and proxy statement, such shareholders may so request using the contact information provided in the preceding sentence. The voting instruction sent to a street-name shareholder should provide information on how to request (1) householding of future Company materials or (2) separate materials if only one set of documents is being sent to a household. If it does not, a shareholder who would like to make one of these requests should contact the Company as indicated above.

It is important that the proxies be returned promptly and that your shares be represented. Shareholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

By Order of the Board of Directors,

Charles Chao
President, Chief Executive Officer and
Member of the Board of Directors

Shanghai, China
May 25, 2007

Annex A

SINA CORPORATION
2007 SHARE INCENTIVE PLAN

A-i

A-ii

A-iii

SINA CORPORATION
2007 SHARE INCENTIVE PLAN

Section 1.  INTRODUCTION.

On May 11, 2007 the Board adopted this 2007 Share Incentive Plan which shall become effective upon its approval by the Company’s shareholders (the “Effective Date”).

The purpose of this Plan is to promote the long-term success of the Company and the creation of shareholder value by offering Participants the opportunity to share in such long-term success by acquiring a proprietary interest in the Company.

The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options (which may be Incentive Share Options or Nonstatutory Share Options), Share Appreciation Rights, Share Grants and Restricted Share Units.

The Plan shall be governed by, and construed in accordance with, California law (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Award Agreement.

Section 2.  DEFINITIONS.

(a) “Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

(b) “Annual Pool” has the meaning set forth in Section 5(b).

(c) “Applicable Laws” means all applicable laws, rules, regulations and requirements relating to the administration of share plans, including, but not limited to, all applicable Cayman laws, the laws of the People’s Republic of China, U.S. federal and state laws, the rules and regulations of any stock exchange or quotation system on which the Ordinary Shares are listed or quoted, and the applicable laws, rules, regulations or requirements of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan or where Participants reside or provide services, as such laws, rules, regulations and requirements shall be in place from time to time.

(d) “Award” means an Option, SAR, Share Grant or Restricted Share Unit.

(e) “Award Agreement” means any Share Option Agreement, SAR Agreement, Share Grant Agreement or Restricted Share Unit Agreement.

(f) “Board” means the Board of Directors of the Company, as constituted from time to time.

(g) “Cashless Exercise” means, to the extent that a Share Option Agreement so provides and as permitted by Applicable Laws, a program approved by the Committee in which payment of the aggregate Exercise Price and/or satisfaction of any applicable tax withholding obligations may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares subject to an Option and to deliver all or part of the sale proceeds to the Company.

(h) “Cause” means, except as may otherwise be provided in a Participant’s employment agreement, Award Agreement, or other written agreement, (i) Participant’s willful failure to perform his or her duties and responsibilities to the Company or material violation of a written Company policy; (ii) Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Committee and shall be conclusive and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s Service at any time as provided in Section 12(a), and the term “Company” will be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

(i) “Change in Control” means the consummation of any of the following transactions:

(i) The sale of all or substantially all of the Company’s assets;

(ii) The merger of the Company with or into another corporation in which securities possessing more than 50% of the total combined voting power of the Company are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

(iii) The acquisition, directly or indirectly, by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities of the Company representing more than 50% of the total combined voting power of the Company’s then outstanding securities. For purposes of this paragraph, the term “person” shall not include: (1) a trustee of other fiduciary holding securities under an employee benefit plan of the Company, a Subsidiary or an Affiliate; or (2) corporation or other entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the Ordinary Shares.

A transaction shall not constitute a Change in Control if its sole purpose is to change the place of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions.

(j) “Code” means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(k) “Committee” means a committee described in Section 3.

(l) “Company” means SINA Corporation, a Cayman Islands corporation.

(m) “Consultant” means an individual who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate, other than as an Employee, Director or Non-Employee Director.

(n) “Director” means a member of the Board who is also an Employee.

(o) “Disability” means that the Participant is classified as disabled under the long-term disability policy of the Company or, if no such policy applies, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

(p) “Employee” means any individual who is an employee of the Company, a Parent, a Subsidiary or an Affiliate.

(q) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(r) “Exercise Price” means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Share Option Agreement. “Exercise Price,” in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value in determining the amount payable upon exercise of such SAR.

(s) “Fair Market Value” means the market price of a Share as determined in good faith by the Committee. Such determination shall be conclusive and binding on all persons. The Fair Market Value shall be determined by the following:

(i) if the Shares are admitted to trading on any established national stock exchange or market system, including without limitation NASDAQ, on the date in question, then the Fair Market Value shall be equal to the closing sales price for such Shares as quoted on such national exchange or system on such date; or

(ii) if the Shares are admitted to quotation on NASDAQ or are regularly quoted by a recognized securities dealer but selling prices are not reported on the date in question, then the Fair Market Value shall be equal to the mean between the bid and asked prices of the Shares reported for such date.

In each case, the applicable price shall be the price reported in such source as the Committee deems reliable; provided, however, that if there is no such reported price for the Shares for the date in question, then the Fair Market Value shall be equal to the price reported on the last preceding date for which such price exists. If neither (i) or (ii) are applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

(t) “Fiscal Year” means the Company’s fiscal year.

(u) “Grant Date” means the grant effective date of an Award.

(v) “Incentive Share Option” or “ISO” means an incentive stock option described in Code Section 422.

(w) “Non-Employee Director” means a member of the Board who is not an Employee.

(x) “Nonstatutory Share Option” or “NSO” means a share option that is not an ISO.

(y) “Option” means an ISO or NSO granted under the Plan entitling the Optionee to purchase Shares.

(z) “Optionee” means an individual, estate or other entity that holds an Option.

(aa) “Ordinary Shares” means the Company’s ordinary shares.

(bb) “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns share possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(cc) “Participant” means an Employee, Director, Non-Employee Director or Consultant who has been selected by the Committee to receive an Award under the Plan or any individual, estate or other entity that holds an Award.

(dd) “Performance Goals” means one or more objective measurable performance goals established by the Committee with respect to a Performance Period based upon one or more factors, including: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) economic value added; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) writeoffs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) regulatory activity; (xxv) manufacturing, production or inventory; (xxvi) mergers and acquisitions or divestitures; and/or (xxvii) financings, each with respect to the Company and/or one or more of its Parent, Subsidiaries, Affiliates or operating units.

(ee) “Performance Period” means any period not exceeding 60 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

(ff) “Plan” means this SINA Corporation 2007 Share Incentive Plan as it may be amended from time to time.

(gg) “Re-Price” means that the Company has lowered or reduced the Exercise Price of outstanding Options and/or outstanding SARs for any Participant(s) whether through amendment, cancellation or replacement grants, or any other means.

(hh) “Restricted Share Unit” means a bookkeeping entry representing the equivalent of one Share awarded under the Plan.

(ii) “Restricted Share Unit Agreement” means the agreement described in Section 9 evidencing a Restricted Share Unit.

(jj) “SAR Agreement” means the agreement described in Section 7 evidencing a Share Appreciation Right.

(kk) “SEC” means the Securities and Exchange Commission.

(ll) “Section 16 Persons” means those officers, directors or other persons who are subject to Section 16 of the Exchange Act.

(mm) “Securities Act” means the Securities Act of 1933, as amended.

(nn) “Service” means service as an Employee, Director, Non-Employee Director or Consultant. A Participant’s Service does not terminate if he or she is an Employee and goes on a bona fide leave of absence that was approved by the Company in writing and the terms of the leave provide for continued service crediting, or when continued service crediting is required by Applicable Laws. However, for purposes of determining whether an Option is entitled to continuing ISO status, an Employee’s Service will be treated as terminating 90 days after such Employee went on leave, unless such Employee’s right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. Further, unless otherwise determined by the Committee, a Participant’s Service will not terminate merely because of a change in the capacity in which the Participant provides service to the Company, a Parent, Subsidiary or Affiliate, or a transfer between entities (the Company or any Parent, Subsidiary, or Affiliate); provided that there is no interruption or other termination of Service.

(oo) “Share” means one share of Ordinary Shares.

(pp) “Share Appreciation Right” or “SAR” means a share appreciation right awarded under the Plan.

(qq) “Share Grant” means Shares awarded under the Plan.

(rr) “Share Grant Agreement” means the agreement described in Section 8 evidencing a Share Grant.

(ss) “Share Option Agreement” means the agreement described in Section 6 evidencing an Option.

(tt) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(uu) “10-Percent Shareholder” means an individual who owns more than 10% of the total combined voting power of all classes of outstanding shares of the Company, its Parent or any of its Subsidiaries. In determining share ownership, the attribution rules of Code Section 424(d) shall be applied.

Section 3.  ADMINISTRATION.

(a) Committee Composition.  The Board or a Committee appointed by the Board shall administer the Plan. The Committee shall generally have membership composition which enables Awards to Section 16 Persons to qualify as exempt from liability under Section 16(b) of the Exchange Act. However, the Board may also appoint one or more separate Committees, each composed of one or more directors of the Company who need not qualify under Rule 16b-3, that may administer the Plan with respect to Participants who are not Section 16 Persons, respectively, may grant Awards under the Plan to such Participants and may determine all terms of such Awards. Members of any such Committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

Notwithstanding the foregoing, the Board shall administer the Plan with respect to all Awards granted to Non-Employee Directors.

The Board and any Committee appointed to administer the plan is referred to herein as the “Committee”.

(b) Authority of the Committee.  Subject to the provisions of the Plan, the Committee shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

(i) selecting Participants who are to receive Awards under the Plan;

(ii) determining the Fair Market Value;

(iii) determining the type, number, Grant Date, vesting requirements and other features and conditions of such Awards;

(iv) approving the forms of agreements to be used under the Plan;

(v) amending any outstanding Awards;

(vi) accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

(vii) interpreting the Plan and any Award Agreement;

(viii) correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(ix) adopting such rules or guidelines as it deems appropriate to implement the Plan;

(x) authorizing any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously authorized by the Committee;

(xi) making all other decisions relating to the operation of the Plan; and

(xii) adopting such plans or subplans as may be deemed necessary or appropriate to comply with the laws of certain countries, allow for tax-preferred treatment of the Awards or otherwise provide for the participation by Participants who reside in such countries.

The Committee’s determinations under the Plan shall be final and binding on all persons.

(c) Indemnification.  To the maximum extent permitted by Applicable Laws, each member of the Committee shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (ii) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled to by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

Section 4.  GENERAL.

(a) General Eligibility.  Only Employees, Directors, Non-Employee Directors and Consultants shall be eligible to participate in the Plan.

(b) Incentive Share Options.  Only Participants who are Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Participant who is a 10-Percent Shareholder shall not be eligible for the grant of an ISO unless the requirements set forth in Code Section 422(c)(5) are satisfied.

(c) Restrictions on Shares.  Any Shares issued pursuant to an Award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of Shares generally and shall also comply to the extent necessary with Applicable Laws. In no event shall the Company be required to issue fractional Shares under this Plan.

(d) Beneficiaries.  Unless stated otherwise in an Award Agreement and then only to the extent permitted by and enforceable under Applicable Laws, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company or the Company’s designee. A beneficiary designation may be changed by filing the prescribed form with the Company (or the Company’s designee) at any time before the Participant’s death. If no beneficiary was designated or if no designated beneficiary survives the

Participant, then after a Participant’s death any vested Award(s) shall be transferred or distributed to the Participant’s estate or to such other person as the Company may designate.

(e) No Rights as a Shareholder.  A Participant, or a transferee of a Participant, shall have no rights as a shareholder with respect to any Ordinary Shares covered by an Award until such person has satisfied all of the terms and conditions to receive such Ordinary Shares, has satisfied any applicable withholding or tax obligations relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

(f) Termination of Service.  Unless the applicable Award Agreement or, with respect to a Participant who resides in the U.S., the applicable employment agreement provides otherwise, the following rules shall govern the vesting, exercisability and term of outstanding Awards held by a Participant in the event of termination of such Participant’s Service (in all cases subject to the maximum term of the Option and/or SAR as applicable): (i) upon termination of Service for any reason, the unvested portions of any outstanding Restricted Share Units or Share Grants shall be immediately forfeited without consideration; (ii) if Service is terminated for Cause, then all unexercised Options and/or SARs, unvested portions of Restricted Share Units and unvested portions of Share Grants shall terminate and be forfeited immediately without consideration; (iii) if Service is terminated for any reason other than for Cause, death or Disability, then the vested portion of the Participant’s then-outstanding Options and/or SARs may be exercised by such Participant or his or her personal representative within ninety (90) days after the date of such termination and the unvested portions of any such Awards shall be forfeited without consideration at the end of such period; or (iv) if Service is terminated due to death or Disability, the vested portion of the Participant’s then-outstanding Options and/or SARs may be exercised within six (6) months after the date of such termination and the unvested portions of any such Awards shall be forfeited without consideration at the end of such period.

Section 5.  SHARES SUBJECT TO PLAN AND SHARE LIMITS.

(a) Basic Limitation.  The shares issuable under the Plan shall be authorized, but unissued, or reacquired Shares. The aggregate number of Shares reserved for Awards under the Plan is 5,000,000 Shares, subject to adjustment pursuant to Section 10.

(b) Limits on Awards.  The aggregate maximum number of Shares that may be granted in connection with all Awards during any Fiscal Year shall not exceed three percent (3%) of the total number of the Company’s outstanding Shares as of the last day of the immediately preceding Fiscal Year (“Annual Pool”), plus any Shares remaining available pursuant to the Annual Pool for the immediately preceding Fiscal Year, subject to adjustment pursuant to Section 10.

(c) Limits on Incentive Stock Options.  The aggregate maximum number of Shares that may be issued in connection with ISOs shall be 5,000,000 Shares, subject to adjustment pursuant to Section 10.

(d) Share Count.  Shares issued as Share Grants or pursuant to Restricted Share Units will count against the Shares available for issuance under the Plan, and against the Shares available for grant during any Fiscal Year, as one point seven five (1.75) Shares for every one (1) Share issued in connection with the Award. Shares issued as Options or Share Appreciation Rights will count against the Shares available for issuance under the Plan, and against the Shares available for grant during any Fiscal Year, as one (1) Share for every one (1) Share subject thereto. The total number of Shares subject to Share Appreciation Rights that are settled in Shares shall be counted in full against the number of Shares available for issuance under the Plan, regardless of the number of Shares actually issued upon settlement of the Share Appreciation Rights. If Awards are settled in cash, the Shares that would have been delivered had there been no cash settlement shall not be counted against the Shares available for issuance under the Plan. If Awards are forfeited or are terminated for any reason before vesting or being exercised, then the Shares underlying such Awards shall again become available for Awards under the Plan; provided that, any one (1) Share issued as a Share Grant or pursuant to Restricted Share Units that is forfeited or terminated shall be credited as one point seven five (1.75) Shares when determining the number of Shares that shall again become available for Awards under the Plan. For purposes of clarity, no Shares surrendered pursuant to Section 6(f)(i) and no Shares withheld pursuant to Section 13(b) shall again become available for Awards under the Plan.

(e) Dividend Equivalents.  Any dividend equivalents distributed under the Plan shall reduce the number of Shares available for Awards.

Section 6.  TERMS AND CONDITIONS OF OPTIONS.

(a) Share Option Agreement.  Each Option granted under the Plan shall be evidenced and governed exclusively by a Share Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Committee deems appropriate for inclusion in a Share Option Agreement. The provisions of the various Share Option Agreements entered into under the Plan need not be identical. The Share Option Agreement shall specify whether the Option is an ISO or an NSO.

(b) Number of Shares.  Each Share Option Agreement shall specify the number of Shares that are subject to the Option, which number is subject to adjustment in accordance with Section 10.

(c) Exercise Price.  Each Share Option Agreement shall specify the Option’s Exercise Price which shall be established by the Committee and is subject to adjustment in accordance with Section 10. The Exercise Price of an Option shall not be less than 100% of the Fair Market Value (110% for an ISO granted to a 10-Percent Shareholder) on the Grant Date.

(d) Exercisability and Term.  Each Share Option Agreement shall specify the date when all or any installment of the Option is to become exercisable and may include performance conditions or Performance Goals. The Share Option Agreement shall also specify the maximum term of the Option; provided that the maximum term of an Option shall in no event exceed seven (7) years from the Grant Date. A Share Option Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability or other events. Notwithstanding any other provision of the Plan or the Share Option Agreement, no Option can be exercised after the expiration date provided in the applicable Share Option Agreement.

(e) Method of Exercise.  An Option may be exercised, in whole or in part, by giving written notice of exercise to the Company (or, subject to Applicable Laws and if the Company permits, by electronic or voice methods) of the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the aggregate Exercise Price, plus any required withholdings (unless satisfactory arrangements have been made to satisfy such withholdings). The Company reserves the right to delay issuance of the Shares if such payments are not satisfactory.

(f) Payment for Option Shares.  The Exercise Price of an Option shall be paid in cash at the time of exercise, except as follows and if so provided for in the applicable Share Option Agreement:

(i) Surrender of Share.  Payment of all or a part of the Exercise Price may be made with Shares which have already been owned by the Optionee; provided that the Committee may, in its sole discretion, require that Shares tendered for payment be previously held by the Optionee for a minimum duration (e.g., to avoid financial accounting charges to the Company’s earnings).

(ii) Cashless Exercise.  Payment of all or a part of the Exercise Price may be made through Cashless Exercise.

(iii) Other Forms of Payment.  Payment may be made in any other form that is consistent with Applicable Laws, regulations and rules and approved by the Committee.

In the case of an ISO granted under the Plan, except to the extent permitted by Applicable Laws, payment shall be made only pursuant to the express provisions of the applicable Share Option Agreement. In the case of an NSO granted under the Plan, the Committee may, in its discretion at any time, accept payment in any form(s) described in this Section 6(f).

(g) Modifications or Assumption of Options; No Re-Pricing.  Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of an Option shall, without the consent of the Optionee, impair his or her rights or obligations under such Option and, unless there is approval by the Company shareholders, the Committee may not Re-Price outstanding Options.

(h) Assignment or Transfer of Options.  Except as otherwise provided in the applicable Share Option Agreement and then only to the extent such transfer is otherwise permitted by Applicable Laws and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders), no Option or interest therein shall be transferred, assigned, pledged or hypothecated by the Optionee during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution and an Option may be exercised during the lifetime of the Optionee only or by the guardian or legal representative of the Optionee.

Section 7.  TERMS AND CONDITIONS OF SHARE APPRECIATION RIGHTS.

(a) SAR Agreement.  Each SAR granted under the Plan shall be evidenced by a SAR Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. A SAR Agreement may provide for a maximum limit on the amount of any payout notwithstanding the Fair Market Value on the date of exercise of the SAR. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Participant’s compensation.

(b) Number of Shares.  Each SAR Agreement shall specify the number of Shares to which the SAR pertains, which number is subject to adjustment in accordance with Section 10.

(c) Exercise Price.  Each SAR Agreement shall specify the Exercise Price, which is subject to adjustment in accordance with Section 10. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding. The Exercise Price of a SAR shall not be less than 100% of the Fair Market Value on the Grant Date.

(d) Exercisability and Term.  Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable and may include performance conditions or Performance Goals. The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed seven (7) years from the Grant Date. A SAR Agreement may provide for accelerated exercisability in the event of the Participant’s death, Disability or other events. SARs may be awarded in combination with Options or Share Grants, and such an Award shall provide that the SARs will not be exercisable unless the related Options or Share Grants are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or at any subsequent time, but not later than six (6) months before the expiration of such NSO. Notwithstanding any other provision of the Plan or the SAR Agreement, no SAR can be exercised after the expiration date provided in the applicable SAR Agreement.

(e) Exercise of SARs.  Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after Participant’s death) shall receive from the Company (i) Shares, (ii) cash or (iii) any combination of Shares and cash, as the Committee shall determine at the time of grant of the SAR, in its sole discretion. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price of the Shares.

(f) Modification or Assumption of SARs; No Re-Pricing.  Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding share appreciation rights (including share appreciation rights granted by another issuer) in return for the grant of new SARs for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of a SAR shall, without the consent of the Participant, impair his or her rights or obligations under such SAR and, unless there is approval by the Company shareholders, the Committee may not Re-Price outstanding SARs.

(g) Assignment or Transfer of SARs.  Except as otherwise provided in the applicable SAR Agreement and then only to the extent such transfer is otherwise permitted by Applicable Laws and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders), no SAR or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution and a SAR may be exercised during the lifetime of the Participant only or by the guardian or legal representative of the Participant.

Section 8.  TERMS AND CONDITIONS FOR SHARE GRANTS.

(a) Time, Amount and Form of Awards.  Awards under this Section 8 may be granted in the form of a Share Grant. A Share Grant may be awarded in combination with NSOs, and such an Award may provide that the Share Grant will be forfeited in the event that the related NSOs are exercised.

(b) Share Grant Agreement.  Each Share Grant awarded under the Plan shall be evidenced and governed exclusively by a Share Grant Agreement between the Participant and the Company. Each Share Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Committee deems appropriate for inclusion in the applicable Share Grant Agreement. The provisions of the Share Grant Agreements entered into under the Plan need not be identical.

(c) Payment for Share Grants.  Share Grants may be issued with or without cash consideration under the Plan.

(d) Vesting Conditions.  The Committee shall determine the vesting schedule of each Share Grant. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Share Grant Agreement which may include performance conditions or Performance Goals. A Share Grant Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, or other events.

(e) Assignment or Transfer of Share Grants.  Except as otherwise provided in the applicable Share Grant Agreement and then only to the extent such transfer is otherwise permitted by Applicable Laws, no unvested Share Grant or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.

(f) Voting and Dividend Rights.  The holder of a Share Grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other shareholders. A Share Grant Agreement may require that the holder of such Share Grant invest any cash dividends received in additional Shares subject to the Share Grant. Such additional Shares and any Shares received as a dividend pursuant to the Share Grant shall be subject to the same conditions and restrictions as the Share Grant with respect to which the dividends were paid. Such additional Shares subject to the Share Grant shall not reduce the number of Shares available for issuance under Section 5.

(g) Modification or Assumption of Share Grants.  Within the limitations of the Plan, the Committee may modify or assume outstanding Share Grants or may accept the cancellation of outstanding share grants (including share granted by another issuer) in return for the grant of new Share Grants for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Share Grant shall, without the consent of the Participant, impair his or her rights or obligations under such Share Grant.

Section 9.  TERMS AND CONDITIONS OF RESTRICTED SHARE UNITS.

(a) Restricted Share Unit Agreement.  Each Restricted Share Unit granted under the Plan shall be evidenced by a Restricted Share Unit Agreement between the Participant and the Company. Such Restricted Share Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Share Unit Agreements entered into under the Plan need not be identical. Restricted Share Units may be granted in consideration of a reduction in the Participant’s other compensation.

(b) Number of Shares.  Each Restricted Share Unit Agreement shall specify the number of Shares to which the Restricted Share Unit pertains, which number is subject to adjustment in accordance with Section 10.

(c) Payment for Restricted Share Units.  To the extent that an Award is granted in the form of Restricted Share Units, no cash consideration shall be required of the Award recipients.

(d) Vesting Conditions.  The Committee shall determine the vesting schedule of each Restricted Share Unit. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Unit Agreement which may include performance conditions or Performance Goals. A Restricted Share Unit Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, or other events.

(e) Form and Time of Settlement of Restricted Share Units.  Settlement of vested Restricted Share Units may be made in the form of (i) cash, (ii) Shares or (iii) any combination of both, as determined by the Committee at the time of the grant of the Restricted Share Units, in its sole discretion. Vested Restricted Share Units may be settled in a lump sum or in installments. The distribution may occur or commence when the vesting conditions applicable to the Restricted Share Units have been satisfied or have lapsed, or it may be deferred, in accordance with Applicable Laws, to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents.

(f) Voting and Dividend Rights.  The holders of Restricted Share Units shall have no voting rights. Prior to settlement or forfeiture, any Restricted Share Unit awarded under the Plan may, at the Committee’s discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Share Unit is outstanding. Dividend equivalents may be converted into additional Restricted Share Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions as the Restricted Share Units to which they attach.

(g) Creditors’ Rights.  A holder of Restricted Share Units shall have no rights other than those of a general creditor of the Company. Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Share Unit Agreement.

(h) Modification or Assumption of Restricted Share Units.  Within the limitations of the Plan, the Committee may modify or assume outstanding Restricted Share Units or may accept the cancellation of outstanding restricted share units (including restricted share units granted by another issuer) in return for the grant of new Restricted Share Units for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Restricted Share Unit shall, without the consent of the Participant, impair his or her rights or obligations under such Restricted Share Unit.

(i) Assignment or Transfer of Restricted Share Units.  Except as otherwise provided in the applicable Restricted Share Unit Agreement and then only to the extent such transfer is otherwise permitted by Applicable Laws and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders), no Restricted Share Unit or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.

Section 10.  PROTECTION AGAINST DILUTION.

(a) Adjustments.  In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a combination or consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make appropriate adjustments in one or more of:

(i) the number of Shares and the kind of shares or securities available for future Awards under Section 5(a);

(ii) the limits on all Awards per Fiscal Year specified in Section 5(b);

(iii) the limits on ISOs specified in Section 5(c);

(iv) the number of Shares and the kind of shares or securities covered by each outstanding Award; or

(v) the Exercise Price under each outstanding Option or SAR.

(b) Participant Rights.  Except as provided in this Section 10, a Participant shall have no rights by reason of any issue by the Company of shares of any class or securities convertible into shares of any class, any subdivision or consolidation of shares of any class, the payment of any share dividend or any other increase or decrease in the number of shares of any class. If by reason of an adjustment pursuant to this Section 10 a Participant’s Award covers additional or different shares or securities, then such additional or different shares and the Award in respect thereof shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares subject to the Award prior to such adjustment.

(c) Fractional Shares.  Any adjustment of Shares pursuant to this Section 10 shall be rounded down to the nearest whole number of Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.

Section 11.  EFFECT OF A CHANGE IN CONTROL.

(a) Change in Control.  In the event that the Company is a party to a Change in Control, outstanding Awards shall be subject to the applicable agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding Awards by the surviving corporation or its parent, for their continuation by the Company (if the Company is a surviving corporation), for accelerated vesting or for their cancellation with or without consideration, in all cases without the consent of the Participant.

(b) Acceleration.  Notwithstanding the foregoing, the Committee may determine, at the time of grant of an Award or thereafter, that such Award shall become vested and exercisable, in full or in part, in the event that the Company is a party to a Change in Control.

(c) Dissolution.  To the extent not previously exercised or settled, Options, SARs and Restricted Share Units shall terminate immediately prior to the dissolution or liquidation of the Company.

Section 12.  LIMITATIONS ON RIGHTS.

(a) Participant Rights.  A Participant’s rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant’s normal or expected compensation, and in no way represents any portion of a Participant’s salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent, a Subsidiary or an Affiliate. The Company and its Parent, Subsidiaries and Affiliates reserve the right to terminate the Service of any person at any time, and for any reason, subject to Applicable Laws, and any applicable written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award.

(b) Shareholders’ Rights.  Except as provided in Section 9(f), a Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Shares covered by his or her Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Sections 9(f) and 10.

(c) Regulatory Requirements.  Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all Applicable Laws and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

Section 13.  WITHHOLDING TAXES.

(a) General.  A Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with his or her Award. The Company shall have the right to deduct from any amount payable under the Plan, including delivery of Shares to be made pursuant to an Award granted under the Plan, all federal, state, city, local or foreign taxes of any kind required by law to be withheld with respect to such payment and the Company may take any such actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

(b) Share Withholding.  The Committee may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by Cashless Exercise, by having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Shares that he or she previously acquired; provided that Shares withheld or previously owned Shares that are tendered shall not exceed the amount necessary to satisfy the Company’s tax withholding obligations at the minimum statutory withholding rates, including, but not limited to, U.S. federal and state income taxes, payroll taxes and foreign taxes, if applicable, unless the previously owned Shares have been held for the minimum duration necessary to avoid financial accounting charges under applicable accounting guidance or as otherwise permitted by the Committee in its sole and absolute discretion. Any payment of taxes by assigning Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the SEC. If any Shares are used to satisfy withholding taxes, such Shares shall be valued based on the Fair Market Value thereof on the date when the withholding for taxes is required to be made.

Section 14.  DURATION AND AMENDMENTS.

(a) Term of the Plan.  The Plan shall terminate on May 11, 2012 and may be terminated on any earlier date pursuant to this Section 14.

(b) Right to Amend or Terminate the Plan.  The Board may amend or terminate the Plan at any time and for any reason. Any such termination of the Plan, or any amendment thereof, shall not impair any Award previously granted under the Plan. No Awards shall be granted under the Plan after the Plan’s termination. An amendment of the Plan shall be subject to the approval of the Company’s shareholders only to the extent such approval is required by Applicable Laws, regulations or rules.

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2007 Annual General Meeting
SINA CORPORATION
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF SINA CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 29, 2007
     The undersigned shareholder of SINA Corporation, a Cayman Islands company, (the “Company”) hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, each dated May 25, 2007, and hereby appoints Charles Chao and Herman Yu or either of them, OR                     , (shareholder to fill in only if shareholder chooses a person other than Charles Chao or Herman Yu as proxy) proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of SINA Corporation to be held on Friday, June 29, 2007 at 10:00 a.m., local time, at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side:
PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY

Proxy Card for 2007 Annual General Meeting
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SINA CORPORATION
June 29, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ê Please detach along perforated line and mail in the envelope provided. ê

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF CLASS II DIRECTORS:

NOMINEES:
☐	FOR ALL NOMINEES	O O	Hurst Lin Ter Fung Tsao
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	O	Song-Yi Zhang

☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

		FOR	AGAINST	ABSTAIN
2.	RATIFY THE APPOINTMENT OF PRICEWATERHOUSE- COOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	APPROVAL OF THE 2007 SHARE INCENTIVE PLAN:	☐	☐	☐
THIS PROXY WILL BE VOTED AS DIRECTED OR, WHERE CHARLES CHAO OR HERMAN YU ARE THE PROXY HOLDERS, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE ELECTION OF CLASS II DIRECTORS; (2) FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY; (3) FOR THE APPROVAL OF THE 2007 SHARE INCENTIVE PLAN; AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.